     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 1995

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------

                         GENERAL INSTRUMENT CORPORATION
             (Exact name of registrant as specified in its charter)
                               ------------------

                DELAWARE                                    3621                                   13-3575653
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                  Identification Number)

                            181 WEST MADISON STREET
                            CHICAGO, ILLINOIS 60602
                                 (312) 541-5000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                             THOMAS A. DUMIT, ESQ.
                         GENERAL INSTRUMENT CORPORATION
                            181 WEST MADISON STREET
                            CHICAGO, ILLINOIS 60602
                                 (312) 541-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

    COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR
                          SERVICE, SHOULD BE SENT TO:


               Lois Herzeca, Esq.                            Robert E. Buckholz, Jr., Esq.
    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                      SULLIVAN & CROMWELL
               One New York Plaza                                  125 Broad Street
            New York, New York 10004                           New York, New York 10004
                 (212) 859-8000                                     (212) 558-4000


                                 --------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                                 --------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                                 --------------

                        CALCULATION OF REGISTRATION FEE


                                                                        PROPOSED MAXIMUM
                                                      PROPOSED MAXIMUM     AGGREGATE
TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE      OFFERING PRICE       OFFERING         AMOUNT OF
        TO BE REGISTERED            REGISTERED (1)     PER SHARE (2)       PRICE (2)      REGISTRATION FEE
Common Stock, par value
 $.01 per share..................  17,250,000 shares      $34.625         $597,281,250      $205,960.49

(1) Includes 2,250,000 shares which may be sold if the over-allotment options granted to the Underwriters are exercised. See "Underwriting."
(2) Calculated pursuant to Rule 457(c) based upon the average of the high and low prices per share as reported on the New York Stock Exchange Composite Tape on March 30, 1995, solely for the purpose of calculating the registration fee.


                                 --------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON EACH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains two forms of prospectus: one (the "U.S. Prospectus") to be used in connection with an offering in the United States and one (the "International Prospectus") to be used in connection with a concurrent international offering outside the United States. The U.S. Prospectus and the International Prospectus are identical except that they contain different outside front and outside back cover pages and different descriptions of the plan of distribution (contained under the caption "Underwriting" in both prospectuses), and the International Prospectus contains an additional section under the caption "Certain United States Federal Tax Considerations for Non-U.S. Holders of Common Stock." The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from or are in addition to those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED APRIL 3, 1995



                               15,000,000 SHARES

                     [LOGO] GENERAL INSTRUMENT CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                 --------------


    Of the 15,000,000 shares of Common Stock offered, 12,000,000 shares are being offered hereby in the United States and 3,000,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".



    All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders. The largest stockholders of the Company, who are affiliates of Forstmann Little & Co., are selling 14,891,035 shares of Common Stock in the offerings. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby.



    The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape on March 31, 1995 was $34.75 per share. See "Price Range of Common Stock and Dividend Policy".


    SEE "RISK FACTORS" FOR CERTAIN MATTERS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                                 --------------


THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
  AND   EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS
     THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
       COMMISSION   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS
       PROSPECTUS.
          ANY REPRESENTATION TO  THE CONTRARY IS  A CRIMINAL  OFFENSE.

                                 --------------


                                                     INITIAL PUBLIC      UNDERWRITING DISCOUNT   PROCEEDS TO SELLING
                                                     OFFERING PRICE               (1)             STOCKHOLDERS (2)
                                                  ---------------------  ---------------------  ---------------------
Per Share.......................................            $                      $                      $
Total(3)........................................            $                      $                      $

- --------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2)  Expenses  of  the offerings  estimated at  $1,002,460 will  be paid  by the
     Company.
(3) Certain of the Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,800,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, such Selling Stockholders have granted the International Underwriters an option for 30 days to purchase up to an additional 450,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling
     Stockholders  will be $        ,  $        and $        , respectively. See
     "Underwriting".


                                 --------------


    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
April   , 1995.


GOLDMAN, SACHS & CO.
                              LAZARD FRERES & CO.
                                                             MERRILL LYNCH & CO.
                                   ---------


                 The date of this Prospectus is April   , 1995.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-3 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part hereof.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material or any part thereof may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports and other information can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
                                 --------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-5442) are incorporated in this Prospectus by reference:


    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994;


    (2) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on April 17, 1992, as amended; and


    (3) The Company's Current Report on Form 8-K, dated April __, 1995.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offerings of shares of Common Stock hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of such documents.

    Any statement contained herein or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded, shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all information incorporated by reference in this Prospectus (except exhibits to such information, unless such exhibits are specifically incorporated by reference in such information). Such requests should be directed to: Corporate Legal Department, General Instrument Corporation, 181 West Madison Street, Chicago, Illinois 60602 (telephone (312) 541-5000).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE, AND INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY" OR "GI" INCLUDE GENERAL INSTRUMENT CORPORATION AND ITS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING GENERAL INSTRUMENT CORPORATION OF DELAWARE (FORMERLY KNOWN AS GI CORPORATION) ("GI DELAWARE"), THE COMPANY'S PRINCIPAL OPERATING SUBSIDIARY. ALL SHARE AND PER SHARE INFORMATION CONTAINED IN THIS PROSPECTUS, UNLESS OTHERWISE SPECIFIED, REFLECTS A TWO-FOR-ONE SPLIT OF THE COMMON STOCK ON AUGUST 8, 1994 EFFECTED IN THE FORM OF A 100% STOCK DIVIDEND.

                                  THE COMPANY


    General Instrument Corporation (the "Company" or "GI") is a leading worldwide supplier of broadband communications systems and equipment. Through its two Broadband Communications segment divisions, GI Communications and CommScope (which together contributed approximately 84% of GI's consolidated sales in the year ended December 31, 1994), the Company is the world's largest manufacturer of addressable systems and subscriber equipment, and is a leading manufacturer of fiber optic and RF (radio frequency) distribution electronics for the cable television industry. The Company believes that it has supplied a majority of the addressable systems in use by cable television operators in the United States and abroad. The GI Communications Division is also the world's largest manufacturer and supplier of access control, scrambling and descrambling equipment used by television programmers for the satellite delivery of their programming. In addition, GI is the largest supplier of coaxial cable for the U.S. cable television industry. Through its Power Semiconductor Division, the Company is also a leading manufacturer of discrete power rectifying and transient voltage suppression components used in telecommunications, automotive and consumer electronics products.



    In 1994, sales of GI's analog terrestrial products, including addressable subscriber systems, distribution electronics and coaxial cable, reached their highest levels to date. The Company believes this has been a result of increased capital spending on analog equipment by cable television operators in the United States and abroad. GI expects cable operators to continue to upgrade their basic networks and invest in new system construction primarily for four reasons: first, new competition has arisen from other television programming sources, such as direct broadcast satellite and cable networks planned by some telephone companies; second, a majority of U.S. cable subscribers do not yet have addressable terminals, and a majority are served by a system that is not capable of offering more than 54 channels of programming; third, analog addressable systems are the preferred choice for cable operators that have subscribers with an expected usage profile that does not justify the higher cost of more advanced digital systems; and fourth, international markets, where cable penetration is low and demand for entertainment programming is growing, are being developed using U.S. architecture and systems.



    The Company is a worldwide leader in the development and implementation of the "enabling" technologies upon which the Company believes the next generation of broadband communications networks will be built. GI produced the first commercial application of digital compression products and has been a leader in the development of addressable cable television subscriber terminals, advanced fiber optic electronics and high-capacity coaxial cable. The Company believes that it is in the unique position of having produced, and of currently producing, the majority of the world's analog addressable systems, while also developing the digital technology that will eventually replace these systems.



    GI believes that an important future market for the Company will be the commercialization of advanced digital broadband systems and equipment. During the first stage of digital systems deployment, programmers and commercial headend operators will use digital equipment to increase channel capacity, improve signal quality and enhance security. The first stage began in late 1993, when GI began shipping its first-generation DigiCipher-Registered Trademark- I encoders and decoders for satellite programmers and cable television commercial headend operators.



    In the next stage of digital deployment, GI believes that satellite programmers, cable operators and other network providers will begin to deploy digital terminals in their subscribers' homes in order to take advantage of the enhanced capabilities of the digital networks. This stage began in the satellite market during the second quarter of 1994, when GI began shipping DigiCipher-Registered Trademark- I consumer receivers to

PRIMESTAR Partners for the medium power Ku-band direct-to-home satellite market. The Company's DigiCipher-Registered Trademark- II digital compression system, which is compatible with the recently finalized industry standard for digital compression and transport (Motion Picture Experts Group 2), is expected to be available in mid-1995 for satellite applications. For cable television applications, to date, GI has obtained orders and letters of intent for more than 2.6 million of its DigiCable-TM- digital subscriber terminals from 11 major cable operators. Volume shipments of these advanced digital subscriber terminals for cable television applications are expected to begin in late 1995. Additionally, GI has entered into a letter of intent and is negotiating a definitive agreement under which it expects to supply digital and analog equipment for the deployment of Bell Atlantic Corporation's announced large scale broadband network. GI has also entered into an agreement under which it expects to supply digital and analog equipment for the first three sites of GTE Corporation's announced broadband network. See "Risk Factors -- New Technologies; Digital Products" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- New Technologies; Digital Products."



    The Company was organized in 1990 in connection with the acquisition (the "Acquisition") of General Instrument Corporation, then a publicly traded company, by affiliates of Forstmann Little & Co., a private investment firm ("Forstmann Little"). Affiliates of Forstmann Little (the "Forstmann Little Partnerships") own approximately 30% of the currently outstanding shares of the common stock, par value $.01 per share ("Common Stock"), of the Company, and 25% of the shares of Common Stock on a fully diluted basis. After giving effect to the Offerings (as defined below), the Forstmann Little Partnerships will own approximately 18% of the currently outstanding shares of Common Stock, and 15% of the shares of Common Stock on a fully diluted basis (13% if the Underwriters' over-allotment options are exercised in full). See "Selling Stockholders."


    The principal executive offices of the Company are located at 181 West Madison Street, Chicago, Illinois 60602, and the telephone number of the Company is (312) 541-5000.

                                  RISK FACTORS


    Before making an investment in the Common Stock, prospective purchasers should carefully consider certain factors, including: that the Company's business is dependent on capital spending in the cable television industry, which has fluctuated significantly in the past; that the Company is subject to restrictive financial and operating covenants, including restrictions on dividends, under the Credit Agreement (as defined below); that the Company competes with a substantial number of other companies and the rapid technological changes occurring in the Company's markets are expected to lead to the entry of new competitors; that the Company's future success will be dependent upon its ability to continue to develop appropriate technologies and successfully implement applications based on those technologies; and that sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. See "Risk Factors."


                                 THE OFFERINGS


Common Stock offered:
  U.S. Offering...................  12,000,000 shares (1)
  International Offering..........  3,000,000 shares (1)
    Total.........................  15,000,000 shares (1)
Common Stock outstanding..........  122,572,004 shares (2)
Use of Proceeds...................  All  of the Common Stock offered hereby is being sold by the Selling Stockholders. The  Company will not  receive
                                     any  proceeds  from  the  sale  of  the  shares offered
                                     hereby.
New York Stock Exchange symbol....  GIC

- --------------
(1)  Assumes the Underwriters' over-allotment options are not exercised.
(2) Includes 108,965 shares to be issued upon exercise of stock options and sold in the Offerings. See "Selling Stockholders." Does not include 6,029,229 shares issuable upon exercise of other stock options outstanding as of March 31, 1995.



____The offering of 12,000,000 shares of Common Stock being offered in the United States (the "U.S. Offering") and the offering of 3,000,000 shares of Common Stock being offered outside the United States (the "International Offering") are collectively referred to herein as the "Offerings." The closing of the International Offering is conditioned upon the closing of the U.S. Offering, and vice versa.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


____The following table presents summary consolidated financial data derived from the historical financial statements of the Company for periods subsequent to the Acquisition (which occurred on August 15, 1990). As of December 31, 1991, the Company changed the end of its fiscal year from the last day in February to December 31. The pro forma statement of operations data for the twelve months ended December 31, 1991 was derived from the historical statements of operations of the Company adjusted to give effect to the change in fiscal year from the last day of February to December 31. The following data should be read in conjunction with the Company's consolidated financial statements and notes thereto, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                      AUGUST 15,                    TWELVE
                         1990       TEN MONTHS      MONTHS
                        THROUGH        ENDED        ENDED      YEAR ENDED    YEAR ENDED    YEAR ENDED
                       FEBRUARY      DECEMBER      DECEMBER     DECEMBER      DECEMBER      DECEMBER
                       28, 1991      31, 1991      31, 1991     31, 1992      31, 1993      31, 1994
                      -----------   -----------   ----------   -----------   -----------   -----------
                                                  (PRO FORMA
                                                  FOR CHANGE
                                                  IN FISCAL
                                                    YEAR)
STATEMENTS OF
 OPERATIONS DATA:
Net sales...........  $  533,118    $  785,139    $ 928,826    $1,074,695    $1,392,522    $2,036,323
  Cost of sales.....     406,235       566,358      668,441       755,466       956,154     1,403,585
  Selling, general
   and
   administrative...      69,293       103,487      123,311       137,335       149,362       179,631
  Research and
   development......      32,134        46,182       57,082        58,149        73,741       111,462
  Amortization of
   excess of cost
   over fair value
   of net assets
   acquired.........      12,206        21,567       25,637        25,883        25,722        25,574
Operating income....      13,250        47,545       54,355        97,862       187,543       316,071
  Interest expense
   -- net...........     (64,718)     (102,791)    (123,440)     (110,304)      (72,458)      (52,751)
Income (loss) from
 operations before
 extraordinary item
 and cumulative
 effect of changes
 in accounting
 principles.........     (57,704)      (93,787)    (110,657)      (41,395)       90,366       248,452(4)
Net income (loss)...  $  (57,704)   $  (93,787)   $(110,657)   $  (52,993)(1) $   90,583   $  246,535(4)
Weighted average
 shares
 outstanding(2).....      72,700        72,624       72,624        97,985       122,237       123,393
Primary earnings
 (loss) per share
 before
 extraordinary item
 and cumulative
 effect of changes
 in accounting
 principles(2)......  $     (.79)   $    (1.29)   $   (1.52)   $     (.42)   $      .74    $     2.01(4)
Fully diluted
 earnings (loss) per
 share before
 extraordinary item
 and cumulative
 effect of changes
 in accounting
 principles(2)......        (.79)        (1.29)       (1.52)         (.42)          .74(3)       1.89(3)(4)
BALANCE SHEET DATA
 (AT END OF
 PERIODS):

                       FEBRUARY      DECEMBER                   DECEMBER      DECEMBER      DECEMBER
                       28, 1991      31, 1991                   31, 1992      31, 1993      31, 1994
                      -----------   -----------                -----------   -----------   -----------
Working capital
 (deficiency).......  $  (50,676)   $ (149,541)                $  (13,705)   $  (16,102)   $  213,290
Property, plant and
 equipment, net.....     309,862       286,443                    265,974       262,173       343,868
Total assets........   1,940,699     1,783,006                  1,727,495     1,776,088     2,108,951
Long-term debt,
 including current
 maturities.........   1,352,800     1,253,901                    989,222       840,204       796,849
Other non-current
 liabilities........     191,019       170,885                    138,458       209,432       186,615
Redeemable
 securities.........       3,724         3,500                     --            --            --
Stockholders'
 equity.............     120,634        26,847                    291,332       389,105       677,178

- ------------------
(1) Net loss includes a $12 million extraordinary charge for the write-off of deferred financing costs in conjunction with the early extinguishment of debt.
(2) On July 6, 1994, the Company's Board of Directors declared a two-for-one split of Common Stock, which was effected in the form of a 100% stock dividend on August 8, 1994. All share and per share data have been restated for all periods presented to reflect the stock split.
(3) Fully diluted earnings per share assumes conversion of the Convertible Junior Subordinated Notes and reflects adjustments for interest expense and amortization of deferred financing costs, net of taxes, and number of shares outstanding.
(4) Includes an income tax benefit of $30 million, or $.24 per primary share and $.20 per fully diluted share, as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets.

                                  RISK FACTORS

    Prospective purchasers of the shares of Common Stock should carefully consider the following factors, as well as other information set forth in this Prospectus, before making an investment in the Common Stock.

DEPENDENCE ON THE CABLE TELEVISION INDUSTRY AND CABLE TELEVISION CAPITAL
SPENDING


    Approximately 58% of the Company's consolidated sales and approximately 69% of its operating income for the year ended December 31, 1994 came from sales of systems and equipment to the cable television industry. Demand for these products depends primarily on capital spending by cable television operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending and, therefore, a majority of the Company's sales and profitability, are affected by a variety of factors, including general economic conditions, access by cable television operators to financing, regulation of cable television operators and technological developments in the broadband communications industry. Capital spending in the cable television industry fell sharply in the middle of 1990 compared to 1989 and remained at a low level until it began to recover in mid-1992. Although the Company believes that the constraining pressures on cable television capital spending eased and that cable television capital spending increased throughout 1993, 1994 and early 1995, there can be no assurance that such increases will continue or that such increased level of cable television capital spending will be maintained. In addition, during 1993 and 1994, the Federal Communications Commission (the "FCC") adopted rules under the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), regulating rates that cable television operators may charge for lower tiers of service and generally not regulating the rates for higher tiers of service. The Company believes that the cable television industry continues to evaluate its capital spending plans based on these regulations. Accordingly, the economic impact of the 1992 Cable Act and those rules on the cable television industry and the Company is still uncertain.



    Although the domestic cable television industry is comprised of more than 11,200 cable systems, a small number of cable television operators own a majority of cable television systems and account for a majority of the capital expenditures made by cable television operators. Ten cable television operators accounted for approximately 34% of the Company's consolidated sales for the year ended December 31, 1994. The loss of some or all of these cable television operators as customers could have a material adverse effect on the business of the Company.


CERTAIN RESTRICTIONS UNDER THE CREDIT AGREEMENT

    The Credit Agreement governing the outstanding bank indebtedness of GI Delaware (the "Credit Agreement"), contains restrictive financial and operating covenants, including restrictions on incurring indebtedness and liens, entering into any transaction to acquire or merge with any entity, making certain other fundamental changes, selling property, and paying dividends, and contains requirements that GI Delaware maintain certain financial ratios and meet certain tests with respect to, among other things, minimum current ratio, net worth, leverage and interest coverage. The Company has guaranteed the indebtedness under the Credit Agreement.

    General Instrument Corporation is a holding company with no operations or significant assets other than its investment in GI Delaware. As a result, the Company's ability to pay dividends on its Common Stock will be dependent upon the ability of GI Delaware to pay cash dividends or make other distributions to the Company. The Credit Agreement contains provisions which limit GI Delaware's ability to pay cash dividends or make other distributions to the Company. See "Price Range of Common Stock and Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SIGNAL PIRACY

    The satellite television industry, in which the GI Communications Division is engaged, experienced illegal modification of the first generation VideoCipher-Registered Trademark- II descrambling modules (which were sold until March 1991) for purposes of theft of programming (or "signal piracy"). In 1993, the Company and several providers of premium programming completed a security upgrade program which the Company believes has restored an acceptable level of security to the backyard satellite dish industry. However, there can be no assurance that there will not be unauthorized modification of descrambling modules or other methods of signal piracy in the future, which could have a material adverse effect on the business of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Broadband Communications -- GI Communications Division -- Analog and Digital Satellite Products."

COMPETITION


    The Company's products and services compete with those of a substantial number of foreign and domestic companies, some with greater resources, financial or otherwise, than the Company, and the rapid technological change occurring in the Company's markets are expected to lead to the entry of new competitors. The Company's ability to anticipate such changes and introduce enhanced products on a timely basis will be a significant factor in the Company's ability to expand and remain competitive. Existing competitors' actions and new entrants may have an adverse impact on the Company's operations. The Company believes that it enjoys a strong competitive position due to its large installed cable television equipment base, its strong relationships with the major cable television operators, its technology leadership and new product development capabilities, and the likely need for compatibility of new technologies with currently installed systems. There can be no assurance, however, that competitors will not be able to develop systems compatible with, or that are alternatives to, the Company's proprietary technology or systems.


NEW TECHNOLOGIES; DIGITAL PRODUCTS


    The Company is entering a new competitive environment in which its success will be dependent upon numerous factors, including its ability to continue to develop appropriate technologies and successfully implement applications based on those technologies. The Company believes that a key step in the evolution of cable television system architecture and satellite delivery of programming will be the implementation of digital video compression, which converts television signals to a digital format and then compresses the signals of several channels of television programming into the bandwidth currently used by just one channel. GI has developed a digital compression system, DigiCipher-Registered Trademark-, that enables satellite programmers and cable television operators to deliver, over their existing networks, four to ten times as much information as is possible with existing analog technology.



    GI has been shipping its first-generation DigiCipher-Registered Trademark- I digital encoders and decoders for satellite programmers and cable television commercial headend operators since 1993, and began deployment of DigiCipher-Registered Trademark- I consumer receivers to PRIMESTAR Partners for the medium power Ku-band direct-to-home satellite market in the second quarter of 1994. The Company's DigiCipher-Registered Trademark- II compression system is compatible with the recently finalized industry standard for digital compression and transport, Motion Picture Experts Group 2 ("MPEG2"). The development of the DigiCipher-Registered Trademark- II system ("MPEG2/DC-II") has taken longer than anticipated as a result of several factors, including increased system complexity, evolving international MPEG2 standards and other system design issues. Consequently, volume deployment of MPEG2/DC-II digital products, which had been anticipated in early 1995, is now expected to begin in mid-1995 for satellite products and late 1995 for cable products, although there can be no assurance that additional delays will not occur.



    Deployment of MPEG2/DC-II digital products for PRIMESTAR Partners, expected to begin in mid-1995, will include an upgrade to MPEG2/DC-II, for a fee, of DigiCipher-Registered Trademark- I receivers currently in use. As a result of the high costs of initial production, DigiCipher-Registered Trademark- I products and the upgrades to MPEG2/DC-II that are shipped during 1995 will carry substantially lower margins than the Company's mature analog products. As the Company progresses through the initial stages of production of its MPEG2/DC-II products, the Company expects margins of its digital products to improve. See "Business -- Broadband Communications -- GI Communications Division."


    With other new technologies and applications under development, the Company believes it is well positioned to take advantage of the opportunities presented in the new competitive environment. There can be no assurance, however, that these technologies and applications will be successfully developed, or, if they are successfully developed, that they will be implemented by the Company's traditional customers or that the Company will otherwise be able to successfully exploit these technologies and applications. See "Business -- Technology and Licensing" and "Business -- Research and Development."


INTERNATIONAL OPERATIONS; FOREIGN CURRENCY RISKS

    U.S. broadband system designs and equipment are increasingly being employed in international markets, where cable television penetration is low. However, there can be no assurance that international markets will continue to develop or that the Company will receive additional contracts to supply its systems and equipment in international markets. See "Risk Factors -- Competition" and "Business -- International Markets."


    A significant portion of GI's products are manufactured or assembled in Mexico, Taiwan (Republic of China), Ireland and other countries outside the United States. In addition, the Company's sales of its equipment into international markets have grown. These foreign operations are subject to the usual risks inherent in situating operations abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. GI's cost-competitive status relative to other competitors could be adversely affected if the Mexican peso, the New Taiwan dollar or another relevant currency appreciates relative to the United States dollar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Foreign Exchange."


SHARES ELIGIBLE FOR SALE


    Sales of substantial amounts of Common Stock in the public market under Rule 144 ("Rule 144") under the Securities Act or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock. The Selling Stockholders have agreed not to offer, sell or otherwise dispose of shares of Common Stock acquired other than in the open market and the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, in each case, for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, subject to certain exceptions. See "Underwriting." Following the 180-day period, the 22,303,665 shares of Common Stock (20,053,665 shares if the Underwriters' over-allotment options are exercised in full) held by the Forstmann Little Partnerships will be tradable pursuant to Rule 144, subject to the volume and other resale limitations thereof. In addition, after the 180-day period the Forstmann Little Partnerships have the right to demand registration under the Securities Act of shares of Common Stock and have the right to have shares of Common Stock included in future registered public offerings of securities by the Company. Sales by the Forstmann Little Partnerships in the future could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Selling Stockholders."


ENVIRONMENT

    The Company is subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition. The Company is also involved in remediation programs, principally with respect to former manufacturing sites, which are proceeding in conjunction with federal and state regulatory oversight. In addition, the Company is currently named as a "potentially responsible party" with respect to the disposal of hazardous wastes at seven hazardous waste sites located in four states.


    The Company engages independent consultants to assist management in evaluating potential liabilities related to environmental matters. Management assesses the input from these independent consultants along with other information known to the Company in its effort to continually monitor these potential liabilities. Management assesses its environmental exposure on a site-by-site basis, including those sites where the Company has been named a potentially responsible party. Such assessments include the Company's share of remediation costs, information known to the Company concerning the size of the hazardous waste sites, their years of operation and the number of past users and their financial viability. Although the Company estimates, based on assessments and evaluations made by management, that its exposure with respect to these environmental matters could be as high as $64 million, the Company believes that the reserve for environmental matters of $45 million at December 31, 1994 is reasonable and adequate. However, there can be no assurance that the ultimate resolution of these matters will approximate the amount reserved.



    Based on the factors discussed above, capital expenditures and expenses for the Company's remediation programs, and the proportionate share of the cost of the necessary investigation and eventual remedial work that may be needed to be performed at the sites for which the Company has been named as a "potentially responsible party," are not expected to have a material adverse effect on the Company's financial statements. The Company's present and past facilities have been in operation for many years, and over that time in the course of those operations, GI's facilities have used substances which are or might be considered hazardous, and GI has generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future which the Company cannot now predict.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock has been listed on the New York Stock Exchange since June 10, 1992 under the symbol "GIC". The following table sets forth on a per share basis, as adjusted to give effect to a two-for-one stock split effected in the third quarter of 1994, the high and low sale prices for the Common Stock as reported on the New York Stock Exchange Composite Tape (the "NYSE Composite Tape") for the periods indicated.


                                                                                       COMMON STOCK
                                                                                       PRICE RANGE
                                                                                   --------------------
                                                                                     HIGH        LOW
                                                                                   ---------  ---------
1993
  First Quarter..................................................................  $  18.125  $  11.625
  Second Quarter.................................................................     20.563     12.813
  Third Quarter..................................................................     28.125     18.750
  Fourth Quarter.................................................................     30.125     25.250
1994
  First Quarter..................................................................     30.875     21.500
  Second Quarter.................................................................     31.625     21.250
  Third Quarter..................................................................     33.000     28.250
  Fourth Quarter.................................................................     34.625     26.750
1995
  First Quarter..................................................................     36.250     25.625


    For a recent sale price for the Common Stock, see the cover page of this Prospectus.

    Since the Acquisition, the Company has not paid dividends on its Common Stock and does not anticipate paying dividends in the future. As a holding company, the ability of the Company to pay dividends will depend upon the receipt of dividends or other payments from its subsidiary, GI Delaware. The Credit Agreement generally prohibits GI Delaware from declaring and paying dividends to the Company, except that GI Delaware may pay dividends in an aggregate amount equal to the excess of the Consolidated Net Worth (as defined) of the Company and its subsidiaries at a specified date over the Consolidated Net Worth required to be maintained under the Credit Agreement as of such date, but in no event may the aggregate amount of dividends paid by GI Delaware (i) the proceeds of which are used by the Company to pay dividends on its Common Stock exceed $50 million in any fiscal year, or (ii) the proceeds of which are used by the Company to purchase its outstanding Common Stock exceed $150 million in any fiscal year. Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                 CAPITALIZATION


    The following table sets forth the consolidated capitalization of the Company and its subsidiaries at December 31, 1994. The information presented below should be read in conjunction with the Company's consolidated financial statements and the related notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                                     DECEMBER 31, 1994
                                                                                    --------------------
                                                                                       (IN THOUSANDS)
Current debt:
  Current portion of long-term debt...............................................     $        2,155
                                                                                          -----------
Long-term debt:
  Revolving credit facilities.....................................................            240,000
  Taiwan loan.....................................................................             54,694
  5% Convertible Junior Subordinated Notes........................................            500,000
                                                                                          -----------
    Total long-term debt..........................................................            794,694
                                                                                          -----------
    Total debt....................................................................            796,849
                                                                                          -----------
Stockholders' equity:
  Preferred Stock, $.01 par value; 20,000,000 shares authorized;
   no shares issued...............................................................           --
  Common Stock, $.01 par value; 175,000,000 shares authorized; 122,231,348 issued
   (1)............................................................................              1,222
  Additional paid-in capital (1)..................................................            543,728
  Retained earnings...............................................................            132,634
  Less -- Treasury stock, at cost, 11,259 shares of Common Stock..................                (17)
  Unearned compensation...........................................................               (389)
                                                                                          -----------
    Total stockholders' equity....................................................            677,178
                                                                                          -----------
    Total capitalization..........................................................     $    1,474,027
                                                                                          -----------
                                                                                          -----------

- --------------
(1) On July 6, 1994, the Company's Board of Directors declared a two-for-one split of the Company's Common Stock, which was effected in the form of a 100% stock dividend distributed on August 8, 1994 to stockholders of record on July 18, 1994. Common Stock was increased by the par value of the additional shares issued with an offsetting reduction to additional paid-in capital.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                      (IN THOUSANDS EXCEPT PER SHARE DATA)


    The following table presents selected consolidated financial data derived from the historical financial statements of the Company for periods subsequent to the Acquisition (which occurred on August 15, 1990). As of December 31, 1991, the Company changed the end of its fiscal year from the last day in February, to December 31. The pro forma statement of operations data for the twelve months ended December 31, 1991 was derived from the historical statements of operations of the Company adjusted to give effect to the change in fiscal year from the last day of February to December 31.



    The following data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                      AUGUST 15,        TEN         TWELVE
                         1990         MONTHS        MONTHS
                        THROUGH        ENDED        ENDED      YEAR ENDED    YEAR ENDED
                       FEBRUARY      DECEMBER      DECEMBER     DECEMBER      DECEMBER     YEAR ENDED
                          28,           31,          31,           31,           31,        DECEMBER
                         1991          1991          1991         1992          1993        31, 1994
                      -----------   -----------   ----------   -----------   -----------   -----------
                                                  (PRO FORMA
                                                  FOR CHANGE
                                                  IN FISCAL
                                                    YEAR)
STATEMENTS OF
 OPERATIONS DATA:
Net sales...........  $  533,118    $  785,139    $ 928,826    $1,074,695    $1,392,522    $2,036,323
  Cost of sales.....     406,235       566,358      668,441       755,466       956,154     1,403,585
  Selling, general
   and
   administrative...      69,293       103,487      123,311       137,335       149,362       179,631
  Research and
   development......      32,134        46,182       57,082        58,149        73,741       111,462
  Amortization of
   excess of cost
   over fair value
   of net assets
   acquired.........      12,206        21,567       25,637        25,883        25,722        25,574
Operating income....      13,250        47,545       54,355        97,862       187,543       316,071
  Interest expense
   -- net...........     (64,718)     (102,791)    (123,440)     (110,304)      (72,458)      (52,751)
Income (loss) from
 operations before
 extraordinary item
 and cumulative
 effect of changes
 in accounting
 principles.........     (57,704)      (93,787)    (110,657)      (41,395)       90,366       248,452(4)
Net income (loss)...  $  (57,704)   $  (93,787)   $(110,657)   $  (52,993)(1) $   90,583   $  246,535(4)
Weighted average
 shares outstanding
 (2)................      72,700        72,624       72,624        97,985       122,237       123,393
Primary earnings
 (loss) per share
 before
 extraordinary item
 and cumulative
 effect of changes
 in accounting
 principles (2).....  $     (.79)   $    (1.29)   $   (1.52)   $     (.42)   $      .74    $     2.01(4)
Fully diluted
 earnings (loss) per
 share before
 extraordinary item
 and cumulative
 effect of changes
 in accounting
 principles (2).....        (.79)        (1.29)       (1.52)         (.42)          .74(3)       1.89(3)(4)
BALANCE SHEET DATA
 (AT END OF
 PERIODS):

                       FEBRUARY      DECEMBER                   DECEMBER      DECEMBER      DECEMBER
                          28,           31,                        31,           31,           31,
                         1991          1991                       1992          1993          1994
                      -----------   -----------                -----------   -----------   -----------
Working capital
 (deficiency).......  $  (50,676)   $ (149,541)                $  (13,705)   $  (16,102)   $  213,290
Property, plant and
 equipment, net.....     309,862       286,443                    265,974       262,173       343,868
Total assets........   1,940,699     1,783,006                  1,727,495     1,776,088     2,108,951
Long-term debt,
 including current
 maturities.........   1,352,800     1,253,901                    989,222       840,204       796,849
Other non-current
 liabilities........     191,019       170,885                    138,458       209,432       186,615
Redeemable
 securities.........       3,724         3,500                     --            --            --
Stockholders'
 equity.............     120,634        26,847                    291,332       389,105       677,178

- ------------------
(1) Net loss includes a $12 million extraordinary charge for the write-off of deferred financing costs in conjunction with the early extinguishment of debt.
(2) On July 6, 1994, the Company's Board of Directors declared a two-for-one split of Common Stock, which was effected in the form of a 100% stock dividend on August 8, 1994. All share and per share data have been restated for all periods presented to reflect the stock split.
(3) Fully diluted earnings per share assumes conversion of the Convertible Junior Subordinated Notes and reflects adjustments for interest expense and amortization of deferred financing costs, net of taxes, and number of shares outstanding.
(4) Includes an income tax benefit of $30 million, or $.24 per primary share and $.20 per fully diluted share, as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


    The Company's major business segments are Broadband Communications and Power Semiconductor. Segment net sales are presented below. The Company's Broadband Communications segment is comprised of two divisions, GI Communications (formed through a merger of the Company's former Jerrold Communications and VideoCipher divisions in 1993 -- see "Business -- Broadband Communications -- GI Communications Division") and CommScope. The principal determinant of sales for GI Communications and CommScope is the amount of spending for development and/or upgrade of cable television systems in the United States and around the world, as well as the amount of spending by television programmers on access control, scrambling and descrambling equipment for the satellite delivery of their programming. Power Semiconductor products are incorporated into a variety of end products, including computers, consumer electronics, automobiles, lighting ballasts and telecommunications products. Power Semiconductor sales are influenced by, among other things, the general level of economic activity.


    The following discussion and analysis should be read in conjunction with the
consolidated  financial  statements  of  the  Company  and  the  notes   thereto
incorporated herein by reference.


                                              YEAR ENDED           YEAR ENDED           YEAR ENDED
                                           DECEMBER 31, 1992    DECEMBER 31, 1993    DECEMBER 31, 1994
                                          -------------------  -------------------  -------------------
                                                                  (IN MILLIONS)
SEGMENT INFORMATION:
Net Sales
  Broadband Communications..............       $     844            $   1,125            $   1,720
  Power Semiconductor...................             231                  268                  316
                                                 -------              -------              -------
    Total...............................       $   1,075            $   1,393            $   2,036
                                                 -------              -------              -------
                                                 -------              -------              -------



 COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1994 WITH THE YEAR ENDED DECEMBER 31, 1993



    NET SALES. Net sales for the year ended December 31, 1994, were $2,036 million compared to $1,393 million for the year ended December 31, 1993, an increase of $643 million, or 46%. This increase reflects continued higher sales volumes in both the Broadband Communications and Power Semiconductor segments, partially offset by a decline in selling prices of certain products. Broadband Communications' sales increased $595 million, or 53%, to $1,720 million in 1994, primarily as a result of increased sales volume of analog addressable systems, distribution electronics and CommScope cable products. This higher sales volume reflects increased investment in infrastructure by major cable television operators in the United States as well as the deployment of new cable television systems in international markets. International sales of cable television electronics and CommScope cables increased 75% for the year ended December 31, 1994 in comparison to 1993. In addition, sales of
DigiCipher-Registered Trademark- digital compression products represented in excess of 30% of the Broadband Communications sales increase. Sales of DigiCipher-Registered Trademark- digital compression products in 1994 represented the start of the second stage of the commercialization of digital broadband systems, during which satellite programmers, cable operators and other network providers will begin to deploy digital terminals in their subscribers' homes in order to take advantage of the enhanced capabilities of digital networks. This stage began with the satellite market during the second quarter of 1994, when GI began shipping its first generation
DigiCipher-Registered Trademark- I consumer receivers to PRIMESTAR Partners for the medium power Ku-band direct-to-home satellite market. See "New Technologies; Digital Products" below. During 1994, the Company continued sales of VideoCipher RS-TM- analog satellite receiver consumer modules to persons who had been receiving without authorization (or "pirating") the commercial satellite programming data signals. In 1994, these sales declined to minimal levels as expected. However, shipments of VideoCipher RS-TM- analog satellite receiver consumer modules for new owners of C-band satellite dishes increased in 1994 over 1993. The Company expects sales opportunities to potential new owners of C-band satellite dishes to continue into the second quarter of 1995 (although there can be no assurance as to the amount of those sales), and to decline, perhaps substantially, thereafter.



    Power Semiconductor sales increased $48 million, or 18%, in 1994 in comparison to 1993. This increase reflects higher sales volumes to all major end user product markets in which Power Semiconductor products are incorporated, partially offset by a decline in selling prices of certain products. The most significant sales volume increases were in the sales of discrete power rectifying and transient voltage suppression components to be incorporated in computers, consumer electronics, automotive and telecommunications products. International sales increased $35 million, or 18%, to $224 million for the year ended December 31, 1994 in comparison to 1993.



    GROSS PROFIT (NET SALES LESS COST OF SALES). Gross profit increased $197 million, or 45%, to $633 million in 1994 from $436 million in 1993, and was approximately 31% of sales in each period. Broadband Communications segment gross profit increased 49% over 1993 and was approximately 31% of sales in each period. Broadband Communications gross profit and gross profit margin were positively affected by: the 53% increase in sales discussed above; reduced material costs because of higher volume purchasing; and improved per unit labor and overhead costs resulting from increased production. These positive effects were partially offset by the shift in product mix to
DigiCipher-Registered Trademark- digital compression products, which initially carry lower margins. Power Semiconductor gross profit increased 28% from 1993 to 1994 and increased as a percentage of sales to 34% in 1994 from 31% in 1993, primarily as a result of the 18% increase in sales discussed above, and improved per unit labor and overhead costs resulting from increased production volumes, partially offset by decreased selling prices of certain products.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expense increased $30 million, or 20%, in 1994 in comparison to 1993, and decreased as a percentage of sales to 9% in 1994 from 11% in 1993. The increase in SG&A expense was principally attributable to increased marketing and selling expenditures, which contributed to the higher sales volumes discussed above. The Company has been increasing its sales force, field support and marketing activities to take advantage of increased growth opportunities in international cable and satellite television and worldwide telecommunications markets. SG&A expense in 1993 also included a charge of approximately $6 million to provide for costs to be incurred in conjunction with the combining of the Company's former Jerrold Communications and VideoCipher divisions into the GI Communications Division.



    RESEARCH AND DEVELOPMENT. Research and development expense increased $37 million, or 51%, to $111 million in 1994 from $74 million in 1993, and was approximately 5% of sales in each period. The Company's efforts are focused on: continued development of the next generation of cable terminals, which incorporate digital compression and multimedia capabilities; development of enhanced addressable analog terminals; advanced digital systems for cable and satellite television distribution; and product development through strategic alliances. Emerging research and development activities include broadband telephony products and interactive multimedia technologies for broadband networks.



    OPERATING INCOME. Operating income increased by $128 million, or 69%, to $316 million in 1994 from $188 million in 1993.



    OTHER INCOME (EXPENSE). Other income (expense) for the year ended December 31, 1994 consisted primarily of a charge related to the write-down of non-operating real estate.



____Other income (expense) for the year ended December 31, 1993 included a net gain on the sale of a portion of a partnership interest in an affiliate and equity in losses of this unconsolidated affiliate. Also included was a $7 million charge related to the write-down of a facility which was principally offset by a gain on the settlement of a lawsuit with regard to patent infringements.



    INTEREST EXPENSE. Interest expense declined $19 million to $54 million in 1994 from $73 million in 1993. The decline was due primarily to lower interest rates which were principally attributable to the June

1993 debt restructuring and the July 1994 amendment and restatement of the senior bank credit agreement of GI Delaware, the Company's principal operating subsidiary. See "Liquidity and Capital Resources" below.



    GAIN (LOSS) FROM DIVESTITURE BUSINESSES AND ASSETS. During the year ended December 31, 1994, the Company recognized a net loss of $3 million which was principally comprised of a $4 million charge related to a settlement of certain legal matters associated with a former divestiture business, partially offset by gains on the sale of certain real estate holdings and other divestiture assets. Charges related to the carrying costs associated with divestiture assets (principally real estate) were not significant.



    During 1993, the Company substantially completed its divestiture program with the sale of its Wagering Group for an amount that approximated net book value. During the year ended December 31, 1993, the Company recognized a net gain of $0.3 million which was comprised of $4 million in gains on the settlement of an action related to the Company's divested Defense Systems business, offset by charges related to changes in the estimated amount of divestiture liabilities retained and carrying costs associated with the remaining divestiture assets (principally real estate). Carrying costs attributable to real estate held for sale were not significant.



    INCOME TAXES Income taxes decreased $14 million in 1994 from 1993 due primarily to the recognition of an income tax benefit of $30 million as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets. This benefit was partially offset by increased taxes on higher foreign sourced income. Additionally, it is anticipated that the Company's effective income tax rates for 1995 will increase in comparison to 1994 and 1993. For further discussion, see Note 6 to the consolidated financial statements incorporated herein by reference.



    CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. Effective January 1, 1994, the Company adopted Financial Accounting Standards Board Statement No. 112, Employers' Accounting for Postemployment Benefits ("SFAS No. 112"). As a result of adopting SFAS No. 112, the Company recorded a cumulative effect charge to income of approximately $2 million. The annual charge to operations as a result of adopting SFAS No. 112 is not significant.


 COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1993 WITH
  THE YEAR ENDED DECEMBER 31, 1992


    NET SALES. Net sales for the year ended December 31, 1993, were $1,393 million compared to $1,075 million for the year ended December 31, 1992, an increase of $318 million, or 30%. This increase reflects continued higher sales volumes in both the Broadband Communications and Power Semiconductor segments, partially offset by a decline in selling prices of certain CommScope and Power Semiconductor products.



    Broadband Communications' sales increased $281 million, or 33%, to $1,125 million in 1993 primarily as a result of increased sales volume of the GI Communications and CommScope divisions' cable television and satellite products, partially offset by a decline in selling prices of certain CommScope coaxial cable products. The increases in Broadband Communications segment sales reflect continued increased investment in infrastructure by major cable television operators in the United States. GI Communications Division sales increased $226 million, or 41%, due to increased sales volume of distribution electronics, analog addressable terminals, VideoCipher RS-TM- analog satellite receiver consumer modules and DigiCipher-Registered Trademark- digital compression products. The Company believes that the increase in VideoCipher RS-TM- analog satellite receiver consumer module sales volume is attributable to sales to persons who had been receiving without authorization (or "pirating"), the commercial data signals and further believes that those persons purchased consumer descrambler modules as a result of the effectiveness of actions taken to make "pirating" of the commercial data signals more difficult. CommScope sales increased by $55 million, or 19%, as compared to 1992, principally reflecting increased coaxial cable sales volume, partially offset by a decline in selling prices of certain coaxial cable products.

    Power Semiconductor sales increased $37 million, or 16%, to $268 million in 1993. This increase reflects higher sales volumes to all end user product markets in which Power Semiconductor products are incorporated, including computers, consumer electronics, lighting ballasts, automotive and telecommunications products. The most significant sales volume increases were realized in the sale of discrete power rectifying and transient voltage suppression components to be incorporated in computer, lighting ballasts and consumer electronics products. Power Semiconductor sales also reflect incremental sales attributable to the acquisition, in August 1992, of General Semiconductor Ireland ("GSI"), partially offset by a decline in selling prices of certain products. The GSI operations contributed approximately $27 million to 1993 sales as compared to $11 million in 1992.



    GROSS PROFIT (NET SALES LESS COST OF SALES). Gross profit increased $117 million, or 37%, to $436 million in 1993 from $319 million in 1992, and increased as a percentage of sales to 31% in 1993 from 30% in 1992. Broadband Communications segment gross profit increased 37% over 1992 (constant as a percentage of sales at 31%), reflecting the 33% increase in sales, as discussed above, as well as an increase in the proportion of VideoCipher RS-TM- analog satellite receiver consumer module sales, which have higher margins, partially offset by a charge of $12 million associated with costs to be incurred in effecting enhancements to the Company's DigiCipher-Registered Trademark- digital compression technology, and incremental depreciation and amortization in 1993 relating to the adoption of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. See "Cumulative Effect of Changes in Accounting Principles" below. Power Semiconductor Division gross profit increased 36% from 1992 to 1993, and increased as a percentage of sales to 31% in 1993 from 27% in 1992. The increase was due primarily to an increase in the proportion of sales of transient voltage suppression components, which have higher margins, and lower per unit manufacturing costs associated with the higher sales volumes discussed above.



    SELLING, GENERAL AND ADMINISTRATIVE. SG&A expense increased $12 million, or 9%, in 1993 in comparison to 1992. SG&A expense was 11% of sales in 1993 as compared to 13% in 1992. The increase in SG&A expense was principally attributable to increased marketing and selling expenditures, which contributed to the higher sales volumes discussed above, and a charge of $6 million to provide for costs to be incurred in conjunction with the combining of the Company's former Jerrold Communications and VideoCipher divisions into the GI Communications Division. SG&A expense in 1993 also included $2 million of compensation expense attributable to stock appreciation rights compared to $9 million of compensation expense in 1992 related to the issuance of Common Stock, the granting of stock options and the effects of stock appreciation rights. SG&A expense in 1992 also included $9 million of expense related to funding for Digital Cable Radio, a digital cable audio venture. GI sold a portion of its ownership interest in Digital Cable Radio in January 1993, thereby reducing future funding requirements.



    RESEARCH AND DEVELOPMENT. Research and development expense of $74 million in 1993 increased 27% in comparison to 1992 when research and development expense was $58 million. This increase reflected the continued focus on development activities for the next generation of cable terminals, which incorporate digital compression and multimedia capabilities, and on advanced digital systems for cable and satellite television distribution. Other major programs included enhancement of addressable analog terminals, distribution electronics, wireless terminal development and security enhancements for both satellite and cable products.


    OPERATING  INCOME.   Operating income in  1993 increased by  $90 million, or
92%, to $188 million from $98 million in 1992.


    OTHER INCOME (EXPENSE). See "-- Comparison of Results of Operations for the Year Ended December 31, 1994 with the Year Ended December 31, 1993 -- Other Income (Expense)" above for 1993 components.



    Other Income (expense) for the year ended December 31, 1992 included miscellaneous items that were not significant.

    INTEREST EXPENSE. Interest expense declined $38 million in 1993 primarily as a result of lower interest rates attributable to the restructuring of the Company's senior and subordinated debt and a reduction in the amount of debt outstanding. See "-- Liquidity and Capital Resources" for further discussion of the debt restructuring.



    GAIN (LOSS) FROM DIVESTITURE BUSINESSES AND ASSETS. See "-- Comparison of Results of Operations for the Year Ended December 31, 1994 with the Year Ended December 31, 1993 -- Gain (Loss) from Divestiture Businesses and Assets" above for 1993 components.



    During the year ended December 31, 1992, the Company recognized a net loss of approximately $15 million which was comprised of a $32 million charge, which represented the anticipated loss on sale of the Wagering Group, net of a gain of approximately $11 million from the sale of marketable securities and a $6 million gain on the settlement of an action related to the Company's divested Defense Systems business.



    INCOME  TAXES.   Income taxes  increased $9 million  in 1993  from 1992, due primarily to increased profitability in the foreign jurisdictions in which the Company has operations.



    CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES. Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statements No. 109, Accounting for Income Taxes ("SFAS No. 109"), and No. 106, Accounting for Postretirement Benefits other than Pensions ("SFAS No. 106"). As a result of adopting SFAS No. 109 and SFAS No. 106, the Company recorded a cumulative effect credit to income of approximately $10 million and a cumulative effect charge to income of approximately $10 million, respectively. See Notes 6 and 10 to the consolidated financial statements incorporated herein by reference. As a result of adopting SFAS No. 109, the assets and liabilities that were adjusted to fair value net of tax effects, as of the date of the Acquisition, were remeasured to their unamortized gross amounts as of January 1, 1993. Consequently, there was an increase in depreciation and amortization expense in 1994 and 1993 of approximately $4 million and $8 million, respectively.


LIQUIDITY AND CAPITAL RESOURCES


    Cash provided by operations for the year ended December 31, 1994 was $162 million compared to $166 million in 1993 and a negative $9 million in 1992. Cash provided by operations in 1994 was relatively constant with 1993 as the impact of increased earnings in 1994 was offset by increased working capital. Cash provided by operations in 1993 was impacted by costs associated with the issuance of debt, as described below.



    The improvement in cash flow from operations in 1993 compared to 1992 reflects increased sales volume and improved operating margins. Cash provided by operations in 1992 was impacted by significant expenditures related to the VideoCipher-Registered Trademark- security upgrade program and the payment of lump sum royalties pursuant to a license under an unaffiliated third party's patent regarding encryption and decryption of satellite television signals.



    At December 31, 1994, working capital was $213 million compared to a negative $16 million at December 31, 1993 and a negative $14 million at December 31, 1992. The working capital increase in 1994 over 1993 was due principally to increased sales volume and projected business growth with corresponding increases in accounts receivable, inventory, and accounts payable. Based on current levels of order input and backlog, as well as significant sales agreements not yet reflected in order and backlog levels, the Company believes that working capital levels are appropriate to support future operations. There can be no assurance, however, that future industry specific developments or general economic trends will not alter the Company's working capital requirements. The increase in working capital at December 31, 1994 also reflects the recognition of net current deferred tax assets of $90 million as a result of reductions in a valuation allowance related to domestic deferred income taxes, and the reclassification of $31 million of debt outstanding at December 31, 1993 from short-term to long-term in connection with the 1994 amendment and restatement of GI Delaware's senior bank credit agreement, as discussed below.

    Working capital at December 31, 1993 was relatively constant with the 1992 level but there were several significant changes in 1993 including: increased accounts receivable and inventory reflecting increased and projected sales; reduced accrued interest payable as a result of the restructuring of the Company's existing indebtedness, as discussed below; a reduction in assets held for sale due to the sale of the Company's remaining divestiture business and the use of the proceeds to repay long-term debt; increased accounts payable reflecting increased sales and investment in plant and equipment; and an increase in the current maturities of long-term debt consistent with the maturity payment schedule in effect at December 31, 1993.



    During the year ended December 31, 1994, the Company invested $136 million in equipment and facilities compared with $67 million in 1993 and $37 million in 1992. The higher level of capital spending was attributable to capacity expansion across all businesses to meet increased current and future demands. In 1995, the Company expects to continue to expand its capacity to meet increased current and future demands for analog and digital products, cables, and power rectifiers with capital expenditures for the year ending December 31, 1995 expected to approximate $170 million.



    The Company's research and development expenditures (principally focused on the Broadband Communications businesses) were $111 million for the year ended December 31, 1994 compared to $74 million in 1993 and $58 million in 1992, and are expected to approximate $135 million for the year ending December 31, 1995. See "-- Comparison of Results of Operations for the Year Ended December 31, 1994 with the Year Ended December 31, 1993 -- Research and Development" above for further discussion.



    At December 31, 1994, the Company had $5 million of cash and cash equivalents on hand compared to $6 million at December 31, 1993 and $19 million at December 31, 1992. At December 31, 1994, long-term debt (including current maturities) was $797 million, compared to $840 million at December 31, 1993 and $989 million at December 31, 1992.



    In June 1993, the Company completed a two-part program to restructure its existing indebtedness in order to lower its interest costs and obtain greater operating flexibility. The first part of this program was consummated with the public offering of $500 million principal amount of 5% Convertible Junior Subordinated Notes (the "Notes"). The second part of this program encompassed amending and restating the senior bank credit agreement of GI Delaware to include $275 million of term loans and a $225 million revolving credit facility maturing on December 31, 1998, and to provide for lower interest rates and less restrictive financial and operating covenants. The proceeds from the offering of the Notes and borrowings under the revolving credit facility were used to prepay the entire $600 million of the Company's 9-1/2% Subordinated Debentures.



    Effective July 7, 1994, the Company further amended and restated the senior bank credit agreement of GI Delaware (as further amended and restated, the "Credit Agreement") to lower its interest costs, increase available credit commitments and obtain greater operating flexibility. The Credit Agreement provides for a $500 million unsecured Revolving Credit Facility which matures on December 31, 1999 and converted all outstanding term loans to long-term revolving credit loans under the new Revolving Credit Facility. Amounts outstanding as of December 31,1994 under this facility are classified as long-term based on the Company's intent and ability to maintain these loans on a long-term basis. The Revolving Credit Facility commitment will be reduced by $50 million each year commencing December 31, 1995.



    The Company also has a $15 million uncommitted borrowing facility pursuant to which the aggregate amount of borrowings outstanding under this facility and the Revolving Credit Facility cannot exceed the total available credit commitment under the Credit Agreement. At March 31, 1995, the Company had borrowings of $194 million and credit commitments, which the Company had not borrowed against, of $306 million under its revolving credit facilities. In addition, on January 10, 1995, CommScope entered into a $10.8 million loan agreement in connection with the issuance of notes by the Alabama State Industrial Development Authority. At March 31, 1995, the entire amount under the loan agreement was outstanding.

    The Credit Agreement contains numerous financial and operating covenants, including restrictions upon: incurring indebtedness and liens; entering into any transaction to acquire or merge with any entity; making certain other fundamental changes; selling property; and paying dividends. At December 31, 1994, the Company was in compliance with all financial and operating covenants.



    The Company's principal source of liquidity both on a short-term and long-term basis is cash flow provided by operations. Occasionally, however, the Company may borrow against the Credit Agreement to supplement cash flow from operations. The Company believes that based upon its analysis of its consolidated financial position, its cash flow during the past 12 months and the expected results of operations in the future, operating cash flow and available funding under the Credit Agreement will be adequate to fund operations, research and development expenditures, capital expenditures and debt service for the next 12 months. The Company intends to repay its remaining indebtedness primarily with cash flow from operations. There can be no assurance, however, that future industry specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.



    On a selective basis, the Company enters into interest rate cap or swap agreements to reduce the potentially negative impact of increases in interest rates on its outstanding variable rate debt. In the fourth quarter of 1994, the Company entered into two interest rate cap agreements to hedge an aggregate notional amount of $150 million of outstanding variable rate borrowings under the Credit Agreement covering the period from January 3, 1995 through January 3, 1996. The Company monitors its underlying interest rate exposures on its variable rate debt on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed. See Note 12 to the consolidated financial statements incorporated herein by reference for additional information on the Company's hedging strategies.



NEW TECHNOLOGIES; DIGITAL PRODUCTS



    The Company is entering a new competitive environment in which its success will be dependent upon numerous factors, including its ability to continue to develop appropriate technologies and successfully implement applications based on those technologies. The Company believes that a key step in the evolution of cable television system architecture and satellite delivery of programming will be the implementation of digital video compression, which converts television signals to a digital format and then compresses the signals of several channels of television programming into the bandwidth currently used by just one channel. GI has developed a digital compression system, DigiCipher-Registered Trademark-, that enables satellite programmers and cable television operators to deliver, over their existing networks, four to ten times as much information as is possible with existing analog technology.



    GI has been shipping its first-generation DigiCipher-Registered Trademark- I digital encoders and decoders for satellite programmers and cable television commercial headend operators since 1993, and began deployment of DigiCipher-Registered Trademark- I consumer receivers to PRIMESTAR Partners for the medium power Ku-band direct-to-home satellite market in the second quarter of 1994. The Company's DigiCipher-Registered Trademark- II compression system is compatible with the recently finalized industry standard for digital compression and transport, MPEG2. The development of the DigiCipher-Registered Trademark- II system (MPEG2/DC-II) has taken longer than anticipated as a result of several factors, including increased system complexity, evolving international MPEG2 standards and other system design issues. Consequently, volume deployment of MPEG2/DC-II digital products, which had been anticipated in early 1995, is now expected to begin in mid-1995 for satellite products and late 1995 for cable products, although there can be no assurance that additional delays will not occur.



    Deployment of MPEG2/DC-II digital products for PRIMESTAR Partners, expected to begin in mid-1995, will include an upgrade to MPEG2/DC-II, for a fee, of DigiCipher-Registered Trademark- I receivers currently in use. As a result of the high costs of initial production, DigiCipher-Registered Trademark- I products and the upgrades to MPEG2/DC-II that are shipped during 1995 will carry substantially lower margins than the Company's mature analog products. As the Company progresses through the initial stages of production of its MPEG2/DC-II products, the Company expects margins of its digital products to improve.

    With other new technologies and applications under development, the Company believes it is well positioned to take advantage of the opportunities presented in the new competitive environment. There can be no assurance, however, that these technologies and applications will be successfully developed, or, if they are successfully developed, that they will be implemented by the Company's traditional customers or that the Company will otherwise be able to successfully exploit these technologies and applications.



FOREIGN EXCHANGE


    A significant portion of the Company's products are manufactured or assembled in countries outside the United States. In addition, as discussed above, the Company's sales of its equipment into international markets have grown. These foreign operations are subject to risk with respect to currency exchange rates. The Company monitors its underlying exchange rate exposures on an ongoing basis and continues to implement selective hedging strategies to reduce the market risks from changes in exchange rates. See Note 12 to the consolidated financial statements incorporated herein by reference.



EFFECT OF INFLATION

    The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on the Company's results of operations.

                                    BUSINESS

GENERAL


    GI is a leading worldwide supplier of broadband communications systems and equipment. Through its two Broadband Communications segment divisions, GI Communications (formed through a merger of the Company's former Jerrold Communications and VideoCipher divisions) and CommScope (which together represented 84% of the Company's consolidated sales for the year ended December 31, 1994), the Company supplies a broad range of technologies and products required for the distribution of video programming to consumers over cable and satellite television systems. Through its Power Semiconductor Division (which represented 16% of the Company's consolidated sales for the year ended December 31, 1994), the Company is also a leading manufacturer of discrete power rectifying and transient voltage suppression components used in telecommunications, automotive and consumer electronic products.



    The following table sets forth sales for the Company's Broadband Communications segment, and each of that segment's divisions, and the Power Semiconductor Division, for the years ended December 31, 1992, 1993 and 1994. For further financial information regarding the Company's business segments, see
Note 14 to the consolidated financial statements incorporated herein by reference.



                                                                                            NET SALES FOR THE
                                                                                               YEAR ENDED
                                                                                              DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1992       1993       1994
                                                                                     ---------  ---------  ---------
                                                                                              (IN MILLIONS)
Broadband Communications
  GI Communications (1)............................................................  $     557  $     783  $   1,275
  CommScope........................................................................        287        342        445
                                                                                     ---------  ---------  ---------
    Total..........................................................................        844      1,125      1,720
Power Semiconductor Division.......................................................        231        268        316
                                                                                     ---------  ---------  ---------
Total..............................................................................  $   1,075  $   1,393  $   2,036
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

- --------------
(1) GI Communications Division was formed in 1993 as a result of the merger between the former Jerrold Communications and VideoCipher divisions. See "Business -- Broadband Communications."


THE COMPANY'S BROADBAND COMMUNICATIONS STRATEGY

    The Company's strategy is to enhance its market leadership position as a provider of broadband systems and equipment by emphasizing the following factors:

    - TECHNOLOGICAL LEADERSHIP AND NEW PRODUCT DEVELOPMENT. GI is a worldwide leader in the development and implementation of new "enabling" technologies for advanced television signal transmission. GI produced the first commercial application of digital compression products and has been a leader in the development of addressable cable television subscriber terminals, advanced fiber optic electronics and high-capacity coaxial cable.


    - HIGHLY-INTEGRATED PRODUCT LINE. GI has a broad, highly-integrated product line, which is one of the largest in the broadband equipment industry. The Company believes this extensive product line gives it a significant competitive advantage in developing new broadband technologies, in anticipating and serving customer needs, and in providing customers with highly-integrated end-to-end systems.


    - INCREASING THE INSTALLED BASE. The Company believes that it has supplied the majority of the addressable systems in use by cable television operators in the United States and abroad. GI's strategy has been to expand the number of installed systems which utilize its hardware and software to control network security, services and programming access and to increase its product content in these systems.


    - RAPID INTERNATIONAL EXPANSION. The Company believes that the development of international markets will be an important factor in its future growth due to the relatively low penetration of cable television systems and growing demand for entertainment programming abroad. The Company believes that its leadership position in the U.S. market enhances its ability to provide analog and digital cable, satellite and wireless products to its growing international customer base.


    - STRATEGIC ALLIANCES. GI has forged alliances with partners in other industries possessing complementary technological and marketing capabilities in order to maximize new opportunities, such as the emerging market for multimedia equipment and the increasing telephone company demand for broadband equipment for video applications.

BROADBAND COMMUNICATIONS


    The  Company's  Broadband   Communications  segment  consists   of  the   GI
Communications and CommScope divisions. The GI Communications Division was formed in 1993 by combining the Company's former Jerrold Communications and VideoCipher divisions. This combination was undertaken due to the rapid convergence of the broadband technologies used for the wired and wireless distribution of television programming by the cable, satellite, and telephone industries. The names Jerrold-Registered Trademark- and
VideoCipher-Registered Trademark- remain as GI product brands. The GI Communications Division is the world's largest manufacturer of addressable systems and subscriber equipment, and is a leading manufacturer of fiber optic and RF (radio frequency) distribution electronics for broadband television systems. GI Communications is also the world's largest manufacturer of access control, scrambling and descrambling equipment used by television programmers for the satellite distribution of their proprietary programming. In addition, GI Communications is leading the development and commercialization of digital video compression and decompression equipment for use in broadband cable, satellite and wireless transmission systems. GI's CommScope Division is the largest supplier of coaxial cable for the U.S. cable television industry.


    GI COMMUNICATIONS DIVISION


    ANALOG TERRESTRIAL PRODUCTS. The Company's principal analog terrestrial products include subscriber and distribution hardware and software. Analog terrestrial subscriber products represented 27%, 24% and 25% of the Company's consolidated sales in the years ended December 31, 1994, 1993 and 1992, respectively. Subscriber products include primarily addressable systems which permit control, through a set-top terminal, of a subscriber's cable television services from a central headend computer without requiring access to the subscriber's premises. Addressable systems also enable a cable television operator to more easily provide pay-per-view programming services and multiple tiers of programming packages. Analog terrestrial distribution products represented 13%, 11% and 10% of the Company's consolidated sales in the years ended December 31, 1994, 1993 and 1992, respectively. Distribution products include headend signal processing equipment, distribution amplifiers, fiber optic transmission equipment and passive components for wired television distribution systems.



    Beginning in mid-1992 and continuing through the first quarter of 1995, GI has experienced significant increases in purchase orders for its analog products both from domestic and international customers. GI's sales of analog addressable systems reached their highest levels to date in 1994 when the Company shipped more than 4.7 million analog addressable set-top terminals, a 73% increase over 1993 shipments. The Company believes that during this period cable operators have sought to improve the quality, capacity and capabilities of their networks and to increase their revenue per subscriber by increasing their capital spending for addressable systems and distribution infrastructure upgrades. GI expects cable operators in the U.S. and abroad to continue to upgrade their basic networks and invest in new system construction primarily for four reasons: first, new competition has arisen from other television programming sources, such as direct broadcast satellite ("DBS") and cable networks planned by some telephone companies; second, a majority of U.S. cable subscribers do not yet have addressable terminals, and a majority are served by a system that is not capable of offering more than 54 channels of programming; third, analog addressable systems are the preferred choice for cable operators that have subscribers with an expected usage profile that does not justify the higher cost of more advanced digital systems; and fourth, international markets, where cable penetration is low and demand for entertainment programming is growing, are being developed using U.S. architecture and systems. In addition, the Company has continued to increase the functionality and features of its analog addressable subscriber terminals. Its latest product, the CFT 2200, scheduled to begin shipment in the second quarter of 1995, incorporates a user feature platform that will allow the cable operator to write applications for new services, including electronic program guides, supplementary sports and entertainment information and play-along game shows. The addressable terminal can be modularly upgraded to deliver digital audio, providing CD-quality simulcasts of premium services, and can also be upgraded to GI's DigiCipher-Registered Trademark- II digital compression technology.



    DIGITAL TERRESTRIAL PRODUCTS. The Company believes that an important future market for GI Communications will be the commercialization of advanced digital broadband systems and equipment, which will provide for greatly expanded channel capacity and programming options, improved quality and security of signal transmission and the capability of delivering enhanced features and services. The Company believes that its potential position in this developing market is significantly enhanced by GI's leadership in a key enabling technology, digital compression, which allows the broadcast of multiple digital channels in the same bandwidth occupied by one uncompressed video channel. Although there can be no assurances as to the commercial development of this technology, digital compression is considered to be the basis for the development of "500-channel" systems and interactive multimedia applications such as video-on-demand. The Company's DigiCipher-Registered Trademark- system was the first digital video compression system to demonstrate capabilities over cable and satellite television networks.



    The Company believes that the commercialization of digital broadband systems will follow a two-stage process. First, programmers and operators of commercial headends will use digital equipment to increase channel capacity, improve signal quality and enhance security. This stage began in late 1993, when GI Communications began shipping its first-generation
DigiCipher-Registered Trademark- I digital satellite encoders and decoders for programmers and cable television commercial headend operators. Second, the Company expects that cable, satellite and other broadband network operators will begin to deploy digital terminals in their customers' homes in order to take advantage of the enhanced capabilities of the digital networks. The rate of deployment will depend largely on consumer demand for the new services made available through the digital network and the relative cost of the more advanced digital terminals. To date, GI has obtained orders and letters of intent for more than 2.6 million of its DigiCable-TM- digital subscriber terminals from 11 major cable system operators. In addition, GI has entered into a letter of intent and is negotiating a definitive agreement under which it expects to supply digital and analog equipment for the deployment of Bell Atlantic Corporation's announced large scale broadband network. GI has also entered into an agreement under which it expects to supply digital and analog equipment for the first three sites of GTE Corporation's announced broadband network.



    GI's DigiCable-TM- terminals will incorporate the Company's latest generation digital compression system, DigiCipher-Registered Trademark- II, which is compatible with the recently finalized industry standard for digital compression and transport, Motion Picture Experts Group 2. The DigiCipher-Registered Trademark- II system has the capacity to carry various video, audio, and data elements through a complex information infrastructure that will have an improved capability to interact with other consumer devices using MPEG2 compression. The features of MPEG2 were not finalized until November 1994 which, in addition to other system design issues, has caused delays in the deployment of MPEG2/DC-II products. As a result, volume shipments of these advanced digital cable terminals are not expected to begin until late 1995, and there can be no assurance that additional delays will not occur. See "Risk Factors -- New Technologies; Digital Products" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- New Technologies; Digital Products."



    ANALOG AND DIGITAL SATELLITE PRODUCTS. GI Communications' satellite products consist primarily of analog and digital access control, scrambling and descrambling products for satellite-based distribution of television programming. Satellite products represented 23%, 22% and 16% of the Company's consolidated sales in the years ended December 31, 1994, 1993 and 1992, respectively. GI is the largest manufacturer of access control, scrambling and descrambling equipment used by television programmers for the satellite distribution of their proprietary programming.

    The Company's analog satellite products are the exclusive systems for the distribution of encrypted C-Band satellite-delivered programming to cable television operators and large-diameter backyard satellite dish owners. The system consists primarily of scramblers, installed at the originating point for the programming, and descramblers, which are installed at the commercial headends of most cable television systems or purchased by consumers for use with their backyard C-Band satellite dishes. As a result of a number of factors, including significant black market economic incentives, the Company's first generation system, VideoCipher-Registered Trademark- II, was illegally modified ("pirated"), beginning in the mid-1980s, by approximately 1.3 million consumers to receive programming without paying for the service. In 1989, GI introduced VideoCipher II Plus-TM-, a second generation product which, to GI's knowledge, has not been "pirated." In 1991, in recognition of the need to provide for ongoing security enhancements, GI introduced VideoCipher RS-TM-, which provides the ability to upgrade security by inserting a credit-card-like TVPass Card-TM-into a module rather than by replacing the entire module. In 1993, the Company completed a two-part security upgrade program pursuant to which GI replaced the VideoCipher-Registered Trademark- II units of the customers of several providers of premium programming with VideoCipher RS-TM- units and those programmers ceased transmission of the VideoCipher-Registered Trademark- II programming signals. The Company believes this program has restored an acceptable level of security to the backyard C-Band satellite dish market. In addition, the Company believes that the security upgrade resulted in the one-time sale of more than 800,000 VideoCipher RS-TM- units between the second-quarter of 1992 and the second-quarter of 1994 to former "pirate" consumers who wanted to restore their access to scrambled programming.



    From 1991 through 1993, more than 250,000 new backyard C-Band satellite dishes were installed annually in North America, each requiring the use of an analog VideoCipher-Registered Trademark- descrambler in order to receive scrambled programming. In 1994, new installations totalled more than 350,000 satellite dishes. The Company believes that the introduction of the Hughes DirecTV and PRIMESTAR satellite television services has contributed to increased awareness about satellite programming and has resulted in a higher rate of new installation of backyard C-Band satellite equipment. The Company is a supplier to PRIMESTAR but not to Hughes DirecTV. The Company expects sales opportunities for VideoCipher RS-TM- modules to potential new owners of C-Band satellite dishes to continue into the second quarter of 1995 (although there can be no assurance as to the amount of those sales), and to decline, perhaps substantially, thereafter. The Company believes that the providers of C-Band delivered programming using VideoCipher-Registered Trademark- analog equipment represent an important future opportunity for sales of the Company's DigiCipher-Registered Trademark- satellite systems, although there can be no assurance that such sales will occur.



    GI Communication's digital satellite products include primarily the DigiCipher-Registered Trademark- I system, the world's first digital compression, access control and encryption transport system, designed for the delivery of video entertainment signals. As in the analog satellite system, the digital system relies on encoders at the origination point of the programming, and decoders, either at commercial headends or at consumers' homes for use with their own satellite dishes. DigiCipher-Registered Trademark- I encoders and commercial decoders have been shipped worldwide and hold the leading share of the equipment used by programmers of satellite distributed digital video programming. As of December 31, 1994, DigiCipher-Registered Trademark- I encoders had been installed by 21 different programmer/operators to encode approximately 200 digital channels in North America and 21 programmer/operators to encode approximately 150 digital channels internationally. In most cases, the Company expects these programmers to upgrade to GI's new MPEG2/DC-II system after it becomes available in mid-1995.



    The Company supplies DigiCipher-Registered Trademark- I digital consumer receivers to PRIMESTAR Partners, a consortium of cable television operators and GE Americom, which is offering a medium-power Ku-band direct-to-home satellite television system currently transmitting 96 digital video channels. PRIMESTAR's business generally competes with the Hughes DirecTV high-power Ku-band satellite television system. GI began shipments of DigiCipher-Registered Trademark- I consumer decoders/receivers in the second quarter of 1994 and volumes are expected to increase in 1995. Deployment of MPEG2/DC-II digital products for PRIMESTAR Partners, expected to begin in mid-1995, will include an upgrade to MPEG2/DC-II, for a fee, of DigiCipher-Registered Trademark- I receivers currently in use. See "Risk Factors -- New Technologies; Digital Products" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- New Technologies; Digital Products."

    COMMSCOPE


    CommScope (which represented 22%, 25% and 27% of the Company's consolidated sales for the years ended December 31, 1994, 1993 and 1992, respectively) is the largest manufacturer and supplier of coaxial cable for cable television applications in the U.S. in terms of sales volume, with more than a 50% market share. CommScope also manufacturers fiber optic cable under a non-exclusive license from AT&T Corporation for sale to cable television customers in the United States. In addition, CommScope manufactures and sells other electronic cable primarily for local area network applications in the United States.



    The Company believes that CommScope's competitive strength in the coaxial cable market is due to its extensive coaxial cable product line and its efficient, low-cost manufacturing and delivery capability. CommScope's manufacturing facility in Catawba, North Carolina is highly automated, operates 24 hours a day and is capable of producing approximately 400 miles of trunk and distribution coaxial cable and over 5 million feet of dropwire per day. In 1994, CommScope shipments of dropwire and distribution coaxial cable increased an average of 15% over the levels shipped in 1993. The Company believes this growth is a result of the network upgrades being undertaken by CommScope's traditional cable television customers, in addition to increasing orders from new customers such as telephone companies and international cable television operators. In order to meet increased demand, CommScope is expanding its Catawba, North
Carolina facility for distribution coaxial cable and is constructing a new manufacturing facility in Scottsboro, Alabama to be used primarily for the production of dropwire.


    Growth in demand for coaxial cable has occurred despite the replacement of coaxial cable with fiber optic cable in the trunk portion of many cable television networks. This is because the vast majority of the coaxial cable used in a typical, modern cable television network occurs beyond the trunk, in the distribution portion of the network and in the dropwire into the home. The Company believes that broadband networks will have an ongoing need for coaxial cable to maintain, expand and upgrade their facilities. The Company believes that coaxial cable remains the most efficient means for the transmission of broadband signals to the home over short distances because it is less expensive to install in short lengths than fiber optic cable, has less costly electronics, and has the necessary capacity to handle upstream and downstream signal transmission.


    CommScope has recently received orders from U.S. telephone operating companies, several of which have announced plans to install broadband networks for the delivery of video, telephone and other services to some portion, or all, of their telephone service areas. The broadband networks that are being proposed by some of the telephone companies utilize hybrid fiber optic/coaxial cable technologies similar to those being utilized by many cable television operators. While there is no assurance that these proposed networks will be built, to the extent they are implemented, they could represent a significant incremental sales opportunity for CommScope beyond its traditional cable television customer base.



    Cable produced by CommScope for local area network applications also grew significantly in 1994 with sales for these applications increasing by more than 40%. CommScope is expanding the capacity of its Claremont, North Carolina facility in order to meet the growing demand for local area network and other electronic cable.


INTERNATIONAL MARKETS


    The Company believes that international markets represent a key growth opportunity for its sales of broadband equipment. During the year ended December 31, 1994, GI's international broadband equipment sales increased 82% over the year ended December 31, 1993 and accounted for approximately 23% of GI's total broadband equipment revenues in 1994.



    International markets employ broadband technology in three ways: through broadband television systems similar to those in the United States; through Multichannel Multipoint Distribution Systems ("MMDS") or wireless microwave systems; and through DBS systems. MMDS is typically used in areas where the cost of installing a cable television distribution infrastructure is not justified due to the low density of homes, a relatively small potential subscriber base, or geographic constraints. DBS systems with digital compression capabilities are expected to have significant growth internationally as programmers and satellite operators seek to maximize their limited satellite transponder capacity in order to reach geographically dispersed subscribers.


    In certain countries, like the United Kingdom, operators have been using system architectures that rely on U.S. broadband designs partly because many of these systems are being developed by affiliates of certain U.S. cable television operators and telephone companies. In addition to the United Kingdom, plans for new construction of significant systems have been announced in Hong Kong, Thailand, Australia, Latin America and the Middle East. The Company believes that these markets present significant opportunities because cable, wireless and satellite television penetration is low in these areas. For example, according to industry sources, less than 35% of the households in Western Europe have access to cable, compared with more than 95% having access in the United States. In South America, industry sources estimate that, out of the region's approximately 72 million television households, less than 7 million receive any sort of multichannel television service.



    The Company believes that it enjoys significant competitive strengths in these markets because of its leadership in the United States market for broadband communications equipment, its strong technology, its relationships with the U.S. cable operators who are building many of the systems in international markets, and its ability to deliver complete systems due to its fully-integrated product line. The Company believes that to date it has supplied a majority of the addressable systems and equipment in use in international markets. However, because of the need to form alliances in order to operate effectively in many international markets and the larger number of competitors in international markets than in U.S. markets, among other factors, there can be no assurance as to the Company's future success as international markets expand.


POWER SEMICONDUCTOR DIVISION


    The Power Semiconductor Division (which represented 16%, 19% and 22% of the Company's consolidated sales in the years ended December 31, 1994, 1993 and 1992, respectively) is a world leader in the design, manufacture and sale of low- to-medium power rectifiers and transient voltage suppressors in axial, bridge, and surface mount and array packages. These products are used throughout the electrical and electronics industries to condition current and voltage and to protect electrical circuits from power surges. Applications include components for circuits in consumer electronics, telecommunications, lighting ballasts, home appliances, computers and automotive and industrial products. The demand for increased electronic functions, global sourcing and higher reliability within these markets is adding to the growth of the Power Semiconductor Division worldwide business.



    The Company believes that the competitive strengths of the Power Semiconductor Division are the quality of its products, its global sales and distribution channels and the low cost and efficiency of its operation. The Division is a leader in sales of low-to-medium power rectifiers and transient voltage suppressers in North America, Southeast Asia and Europe, with 71% of its sales for the year ended December 31, 1994 generated from customers outside of the United States.


    New products and technologies continue to play a significant role in the Power Semiconductor Division's growth. The Division's patented PAR (Passivated Anisotrophic Rectifier) process is serving to increase the reliability of many automotive electronic applications. The Division has also developed a new line of transient voltage protection and diode arrays, using monolithic chip technology, which allows customers to use a small single component to replace numerous larger components in telecommunications and computer applications.


    The Power Semiconductor Division has undertaken a significant capacity expansion in its Taiwan, U.S. and Ireland facilities in order to meet the increased demand for its products worldwide.

TECHNOLOGY AND LICENSING


    The Company believes it is in the unique position of having produced, and of currently producing, the majority of the world's analog addressable systems, while also developing the digital technology that will eventually replace these systems. As a result, GI has sought to build upon its core enabling technologies, digital compression, encryption and conditional access and control, in order to lead the transition of the market for broadband communications networks from analog to digital systems.



    GI has continued development efforts in digital compression, which are leading to the introduction of its MPEG2/DC-II product line. In an effort to make its DigiCipher-Registered Trademark- II system architecture and products widely available, the Company has chosen to make available for licensing significant elements of its compression technology. To date, licensees of GI's DigiCipher-Registered Trademark- II compression technology include Scientific-Atlanta, Inc., Hewlett-Packard Company, and Zenith Electronics Corp. In addition, GI has licensed Motorola, Inc., SGS-THOMSON Microelectronics, Inc., LSI Logic Corporation and C-Cube Microsystems to use
DigiCipher-Registered Trademark- II technology to manufacture semiconductor circuits for use in digital video products.



    The Company has also entered into other license agreements, both as licensor and licensee, covering certain products and processes with various companies. Among those agreements, in 1993, GI granted an unaffiliated third party a license under certain GI patents regarding addressable converters pursuant to which GI will earn royalties of $1.5 million per year for five years. The Company also holds a non-exclusive worldwide license under an unaffiliated third party's patent regarding encryption and decryption of satellite televison signals. This license agreement requires the payment of certain royalties, which are not expected to be material to the Company's financial statements.


RESEARCH AND DEVELOPMENT


    The Company actively pursues the development of new technologies and applications. Research and development expenditures for the year ended December 31, 1994 were $111 million and are expected to be approximately $135 million for the year ending December 31, 1995 compared to $74 million and $58 million for the years ended December 31, 1993 and 1992, respectively. The Company's efforts are focused on: continued development of the next generation of cable terminals, which incorporate digital compression and multimedia capabilities; development of enhanced addressable analog terminals; advanced digital systems for cable and satellite television distribution; and product development through strategic alliances. Emerging research and development activities include broadband telephony products and interactive multimedia technologies for broadband networks.


BACKLOG

    The backlog information set forth below includes only orders for products scheduled to be shipped within six months. Orders may be revised or cancelled, either pursuant to their terms or as a result of negotiations; consequently, it is impossible to predict accurately the amount of backlog orders that will result in sales.


                                                                                         BACKLOG
                                                                    -------------------------------------------------
                                                                     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                                         1992             1993             1994
                                                                    ---------------  ---------------  ---------------
                                                                                      (IN MILLIONS)
Broadband Communications..........................................     $     189        $     418        $     578
Power Semiconductor...............................................            84               95              122
                                                                           -----            -----            -----
    Total.........................................................     $     273        $     513        $     700
                                                                           -----            -----            -----
                                                                           -----            -----            -----

                                   MANAGEMENT

    Set forth below are the directors and executive officers of the Company as of the date of this Prospectus. In connection with the Company's initial public offering, on April 6, 1992, each executive officer of GI Delaware as of that date was appointed to serve as an executive officer of the Company. Certain executive officers of the Company also serve as presidents of the various divisions and subsidiaries of GI Delaware. Officers serve at the discretion of the Board of Directors.


               NAME                     AGE                      POSITION(S) WITH THE COMPANY
- ----------------------------------      ---      -------------------------------------------------------------
Daniel F. Akerson (b)                       46   Chairman of the Board of Directors and Chief Executive
                                                  Officer
Richard S. Friedland (c)                    44   President, Chief Operating Officer and Director
J. A. Blanchard, III                        52   Executive Vice President
Paul J. Berzenski                           42   Vice President and Controller
Charles T. Dickson                          40   Vice President and Chief Financial Officer
Thomas A. Dumit                             52   Vice President, General Counsel and Secretary
Richard C. Smith                            50   Vice President -- Taxes, Treasurer and Assistant Secretary
Frank M. Drendel (b)                        50   Chairman, President and Chief Executive Officer of CommScope,
                                                  Inc., a subsidiary of GI Delaware, and Director of the
                                                  Company
Ronald A. Ostertag                          54   Vice President of the Company and President, Power
                                                  Semiconductor Division
Laurence L. Osterwise                       47   Vice President of the Company and President, GI
                                                  Communications Division
John Seely Brown (d)                        54   Director
Lynn Forester (c)                           40   Director
Nicholas C. Forstmann (a)(c)                48   Director
Theodore J. Forstmann (a)(d)                55   Director
Steven B. Klinsky (b)                       38   Director
Morton H. Meyerson (d)                      56   Director
J. Tracy O'Rourke (c)                       60   Director
Felix G. Rohatyn (d)                        66   Director
Paul G. Stern (b)                           56   Director
Robert S. Strauss (b)                       76   Director

- --------------
(a)  Theodore J. Forstmann and Nicholas C. Forstmann are brothers.
(b)  Member of Class I of the Board of Directors, with a term expiring in 1996.
(c)  Member of Class II of the Board of Directors, with a term expiring in 1997.
(d) Member of Class III of the Board of Directors, with a term expiring in 1995.


    The principal occupations and positions for the past several years of each of the directors and executive officers of the Company are as follows:

    Daniel F. Akerson has served as Chairman of the Board and Chief Executive Officer of the Company since August 1993 and as a director of the Company since July 1993. He was President of the Company from August 1993 to October 1993. He served as Chief Operating Officer and President of MCI Communications Corporation ("MCI") from 1992 to August 1993. He served as Executive Vice President and Group Executive of MCI from 1990 to 1992, Executive Vice President and Chief Financial Officer of MCI from 1987 to 1990, Senior Vice President of MCI from 1987 to 1988, and held various positions within MCI since 1983. Mr. Akerson is a General Partner of FLC Partnership, L.P., the General Partner of Forstmann Little & Co.



    Richard S. Friedland has been a director of the Company since October 1993. He became President and Chief Operating Officer of the Company and GI Delaware in October 1993. He was Chief Financial Officer of the Company and GI Delaware from March 1992 to January 1994 and Vice President, Finance, of the Company from May 1991 to October 1993. He was Vice President -- Finance and Assistant Secretary of GI Delaware from October 1990 to October 1993 and Vice President and Controller of GI Delaware from November 1988 to January 1994. He is a director of Department 56, Inc.


    J. A. Blanchard, III became Executive Vice President of the Company on January 10, 1994. He was Chairman and Chief Executive Officer of Harbridge Merchant Services from 1991 to 1993. From 1989 to 1991 he was a Senior Vice President at AT&T and prior to that a Group Vice President of AT&T from 1986 to 1989. He is a director of Telular Corp. and of Xpedite Systems, Inc.

    Paul J. Berzenski became Controller of the Company in January 1994 and Vice President of the Company in November 1994. He was Assistant Controller of GI Delaware from January 1991 to January 1994 and a Controller in the Company's former Jerrold Communications Division from January 1988 to January 1991.


    Charles T. Dickson became Vice President and Chief Financial Officer of the Company on January 17, 1994. He was employed by MCI from 1984 to 1994. He served as Vice President, Finance and Administration, for several divisions of MCI from 1988 to 1994. From 1984 to 1988 he held various positions within MCI's corporate staff.


    Thomas A. Dumit became Vice President, General Counsel and Secretary of GI Delaware in January 1991. From January 1988 through 1990, Mr. Dumit was Senior Vice President and General Counsel of Whitman Corporation, a diversified company. From 1986 to 1987 he was Senior Vice President and General Counsel of Household Financial Services, a consumer finance division of Household International, Inc., and from 1984 to 1985 he was Vice President and General Counsel of American Hospital Supply Corporation.


    Richard C. Smith has been Vice President of GI Delaware since March 1989, Treasurer of the Company since September 1991 and Assistant Secretary of GI Delaware since June 1986. Mr. Smith has been Vice President and Assistant Secretary of the Company since May 1991 and has been Treasurer of the Company since March 1992. He was Assistant Treasurer of GI Delaware from June 1986 to June 1987 and from February 1991 to September 1991. From June 1986 to November 1994, he was Director of Taxes of GI Delaware and from May 1991 to November 1994 he was Director of Taxes of the Company. From June 1987 to March 1989 he was also Director, Risk Management and Customs of GI Delaware.



    Frank M. Drendel served as a director of GI Delaware and its predecessors from 1987 to March 1992, when he was elected to serve as a director of the Company. He has served as Chairman and President of CommScope since 1986 and has served as Chief Executive Officer of CommScope since 1976. Mr. Drendel was Executive Vice President of the predecessor to the Company from September 1986 to November 1988. From February 1981 to September 1986, Mr. Drendel was Executive Vice President and, from July 1982 to September 1986, he was Vice Chairman of the board of M/A-COM, Inc. Mr. Drendel is a director of Alcatel Alsthom Compagnie Generale d'Electricite.



    Ronald A. Ostertag has been Vice President of GI Delaware since February 1989, and President, Power Semiconductor Division since September 1990. From April 1989 to September 1990 he was Senior Vice President -- Operations for the former VideoCipher division and from August 1984 to April 1989 was Vice President and General Manager of the Computer Products division of GI Delaware.


    Laurence L. Osterwise became Vice President of the Company and President GI Communications Division in November 1994. He was employed by IBM Corporation from 1969 to November 1994, serving as General Manager of Production Industries Consulting and Services from January 1994 to November 1994,

Corporate Director of Market Driven Quality from December 1991 to January 1994, U.S. Vice President of Market Driven Quality from January 1991 to December 1991, Site General Manager Rochester, Minnesota, Director, Application Business Systems from 1985 to 1991 and in various capacities prior to 1985.

    John Seely Brown has been a director of the Company since July 1993. He has been Chief Scientist of Xerox Corporation since 1992 and Corporate Vice President of Xerox Corporation since 1990. From 1986 to 1990 he was Vice President, Advanced Research, Palo Alto Research Center, of Xerox Corporation and Associate Director of the Institute for Research on Learning. He is also the director of the Xerox Palo Alto Research Center. He is a Fellow of the American Association for Artificial Intelligence and a member of the National Academy of Education.


    Lynn Forester has been a director of the Company since February 1995. She has been President and Chief Executive Officer of FirstMark Holdings, Inc., an owner and operator of telecommunications companies, since 1984. From 1989 to December 1994, she was also Chairman and Chief Executive Officer of TPI
Communications International, Inc., a radio common carrier and paging company. She is a member of the U.S. Advisory Council on the National Information Infrastructure.



    Nicholas C. Forstmann served as a director of GI Delaware from August 1990 to March 1992, when he was elected to serve as a director of the Company. He has been a General Partner of FLC Partnership, L.P., the General Partner of Forstmann Little & Co., since he co-founded Forstmann Little & Co. in 1978. He is a director of The Topps Company, Inc. and Department 56, Inc.



    Theodore J. Forstmann served as a director of GI Delaware from August 1990 to March 1992, when he was elected to serve as a director of the Company. He has been a General Partner of FLC Partnership, L.P., the General Partner of Forstmann Little & Co., since he co-founded Forstmann Little & Co. in 1978. He is a director of The Topps Company, Inc. and Department 56, Inc.



    Steven B. Klinsky served as a director of GI Delaware from August 1990 to March 1992, when he was elected to serve as a director of the Company. He has been a General Partner of FLC Partnership, L.P., the General Partner of Forstmann Little & Co., since December 1986.



    Morton H. Meyerson has been a director of the Company since July 1993. Since 1992, he has served as Chairman and Chief Executive Officer of Perot Systems Corporation, a computer and communication services company. From 1989 to 1992, he was a private investor. He was President from 1979 to 1986, and Vice Chairman in 1986, of Electronic Data Systems Corp., a company which designs, installs and operates business information and communications systems. He serves on a number of corporate and advisory boards, including Energy Service Company, Inc. and the National Parks Foundation.


    J. Tracy O'Rourke served as a director of GI Delaware from September 1990 to March 1992, when he was elected to serve as a director of the Company. He has been Chairman and Chief Executive Officer of Varian Associates, Inc., a manufacturer of electronic devices, semiconductor manufacturing equipment and analytical instruments, since early 1990. Mr. O'Rourke was Executive Vice President and Chief Operating Officer of Rockwell International from 1989 to 1990 and President of Allen-Bradley Inc., an electrical equipment manufacturer, from 1981 to 1989. He is a director of National Semiconductor Corp.

    Felix G. Rohatyn has been a director of the Company since October 1993. He has been a general partner of Lazard Freres & Co., Investment Bankers, since 1960 and served as Chairman of the Municipal Assistance Corporation for the City of New York from 1975 to October 1993. He is a director of Pfizer Inc. and Howmet Corporation.


    Paul G. Stern has been a director of the Company since February 1994. He has been associated with Forstmann Little & Co. since July 1993. From March 1989 through March 1993, he served as Chairman and Chief Executive Officer of Northern Telecom Ltd., a manufacturer of digital telecommunications equipment. He is a director of The Dow Chemical Company, LTV Steel Co., Inc., Varian Associates, Inc. and Whirlpool Corporation. He also serves on the White House National Security Telecommunications Advisory Committee.

    Robert S. Strauss has been a director of the Company since December 1992. He was a director of GI Delaware from August 1990 to September 1991. Mr. Strauss, a founder of and partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, served as United States Special Trade Representative from 1977 to 1979 and as U.S. Ambassador to the Soviet Union, and upon its dissolution, to the Russian Federation from August 1991 to November 1992. Mr. Strauss is a director of Archer-Daniels-Midland Co.

                              SELLING STOCKHOLDERS


    All of the shares of Common Stock being offered hereunder are being sold by certain stockholders as indicated below (the "Selling Stockholders"). The Company will not receive any of the proceeds from the shares of Common Stock being sold. The following table sets forth certain information regarding the beneficial ownership of the Common Stock, as of the date hereof and as adjusted after giving effect to the Offerings hereunder, by each Selling Stockholder.



                                      NUMBER OF SHARES
                                     BENEFICIALLY OWNED    PERCENTAGE       NUMBER OF     NUMBER OF SHARES     PERCENTAGE
                                         BEFORE THE          BEFORE       SHARES BEING   BENEFICIALLY OWNED       AFTER
               NAME                    OFFERINGS (1)      OFFERINGS (1)    OFFERED (1)   AFTER OFFERINGS(1)   OFFERINGS (1)
- -----------------------------------  ------------------  ---------------  -------------  ------------------  ---------------
MBO-IV (2)                                 17,410,550            14.2%       6,970,378         10,440,172             8.5%
Instrument Partners (2)                    19,784,150            16.2        7,920,657         11,863,493             9.7
Nicholas C. Forstmann (2)                  37,194,700            30.4       14,891,035         22,303,665            18.2
Theodore J. Forstmann (2)                  37,194,700            30.4       14,891,035         22,303,665            18.2
Winston W. Hutchins (2)                    37,194,700            30.4       14,891,035         22,303,665            18.2
Steven B. Klinsky (2)                      37,194,700            30.4       14,891,035         22,303,665            18.2
Wm. Brian Little (2)                       19,784,150            16.2        7,920,657         11,863,493             9.7
John A. Sprague (2)                        19,784,150            16.2        7,920,657         11,863,493             9.7
James M. Denny (3)                             16,150           *               16,150                  0           0
J. Tracy O'Rourke (4)                          47,210         *                 25,000             22,210         *
Derald H. Ruttenberg (5)                       45,210         *                 45,210                  0         0
Robert S. Strauss (6)                          55,210         *                 22,605             32,605         *

- --------------
* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by such person or group of persons named above, any security which such person or persons has or have the right to acquire within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. For purposes of this table, the number of shares of Common Stock assumes that the Underwriters' over-allotment options are not exercised.
(2) MBO-IV and Instrument Partners are the Forstmann Little Partnerships. The general partner of Instrument Partners is FLC XXII Partnership, a general partnership of which Messrs. Wm. Brian Little, Nicholas C. Forstmann, John
     A. Sprague, Steven B. Klinsky and Winston W. Hutchins, and TJ/JA L.P., a Delaware limited partnership ("TJ/JA L.P."), are general partners. The general partner of TJ/ JA L.P. is Theodore J. Forstmann. The general partner of MBO-IV is FLC Partnership, L.P., a limited partnership of which Messrs. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins and Daniel F. Akerson and Ms. Sandra J. Horbach are general partners. Accordingly, each of such individuals and partnerships (other than Mr. Akerson and Ms. Horbach, for the reasons described below) may be deemed the beneficial owners of shares owned by MBO-IV and Instrument Partners in which such individual or partnership is a general partner and for purposes of this table, such beneficial ownership is included. Neither Mr. Akerson nor Ms. Horbach has any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-IV; and, accordingly, Mr. Akerson and Ms. Horbach are not deemed to be the beneficial owners thereof. Theodore J. Forstmann and Nicholas C. Forstmann are brothers.

     Mr. Little is a special limited partner in FLC Partnership, L.P. and each of FLC Partnership L.P. and FLC XXII Partnership is a limited partner of Instrument Partners. None of the other limited partners in each of MBO-IV and Instrument Partners is otherwise affiliated with the Company, GI
     Delaware or Forstmann Little. The address of MBO-IV and Instrument Partners is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.
(3) Includes 16,150 shares subject to options which are exercisable currently, all of which are being exercised in order to sell the underlying shares in the Offerings. Mr. Denny is a former director of the Company.
(4)  Includes  45,210 shares subject to options which are exercisable currently.
     Of such options, 25,000 are being exercised in order to sell the underlying shares in the Offerings.
(5) Includes 45,210 shares subject to options which are exercisable currently, all of which are being exercised in order to sell the underlying shares in the Offerings. Mr. Ruttenberg is a former director of the Company. Mr.
     Ruttenberg and an entity controlled by his children are limited partners of Instrument Partners.
(6)  Includes  45,210 shares subject to options which are exercisable currently.
     Of such options, 22,605 are being exercised in order to sell the underlying shares in the Offerings.


                          DESCRIPTION OF CAPITAL STOCK
GENERAL


    Pursuant to the Certificate of Incorporation, the Company's authorized capital stock currently consists of (i) 20,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), and (ii) 175,000,000 shares of Common Stock, par value $.01 per share. As of March 31, 1995, 122,463,039 shares of Common Stock were issued and outstanding. All outstanding shares of Common Stock are fully paid and nonassessable. No shares of Preferred Stock are issued and outstanding.


    On March 30, 1992, the Company's name was changed from FLGI Holding Corp. to General Instrument Corporation.


    On November 3, 1994, the Board of Directors approved a proposed amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 175,000,000 to 400,000,000. The proposed amendment will be presented to stockholders for approval at the Company's annual meeting of stockholders on April 26, 1995.


COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of Preferred Stock to elect directors. Subject to the preferential rights of any outstanding series of Preferred Stock and to the restrictions on payment of dividends imposed by the Credit Agreement (as described in "Price Range of Common Stock and Dividend Policy"), the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled, after payment of all prior claims, to receive pro rata all assets of the Company upon the liquidation, dissolution or winding up of the Company. Holders of Common Stock have no redemption, conversion rights or preemptive rights to purchase or subscribe for securities of the Company.


    After giving effect to the Offerings, the Forstmann Little Partnerships will own an aggregate of approximately 18% of the currently outstanding shares of Common Stock or approximately 15% of the Common Stock on a fully diluted basis (or 13% of the Common Stock on a fully diluted basis, assuming that the
Underwriters' over-allotment options are exercised in full). After the Offerings, it is expected that the Forstmann Little Partnerships are likely to continue to be among the largest stockholders of the Company.


    The Common Stock is listed on the New York Stock Exchange under the symbol "GIC."

PREFERRED STOCK

    The authorized capital stock of the Company includes 20,000,000 shares of Preferred Stock, none of which is currently issued or outstanding. The Company's Board of Directors is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the preferences and rights and the qualifications,  limitations  or  restrictions thereof,  including  the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could have certain anti-takeover effects. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law (the "DGCL"). The provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Certificate of Incorporation and the By-Laws of the Company provide for indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding.

DELAWARE LAW AND LIMITATIONS ON CHANGES IN CONTROL


    Section 203 of the DGCL prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation (or its majority-owned subsidiaries) for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.


    The Certificate of Incorporation provides for a classified Board of Directors consisting of three classes. Each class consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified.

    The classified Board of Directors, the provisions authorizing the Board of Directors to issue Preferred Stock without stockholder approval, and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

TRANSFER AGENT

    The transfer agent for the Common Stock is Chemical Bank.

                                  UNDERWRITING

    Subject to the terms and conditions of the U.S. Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Lazard Freres & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:


                                                                                  NUMBER OF
                                                                                  SHARES OF
                              U.S. UNDERWRITER                                  COMMON STOCK
- -----------------------------------------------------------------------------  ---------------
Goldman, Sachs & Co..........................................................
Lazard Freres & Co...........................................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated...........................

                                                                               ---------------
    Total....................................................................      12,000,000
                                                                               ---------------
                                                                               ---------------


    Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


    The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 3,000,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discount and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Lazard Capital Markets and Merrill Lynch International Limited.


    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States"), and to U.S. Persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. Persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. Persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant  to  the Agreement  Between,  sales may  be  made between  the U.S.
Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


    Certain of the Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the initial public offering price per share less the underwriting discount as set forth on the cover page of this Prospectus, up to an aggregate of 1,800,000 additional shares of Common Stock to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 12,000,000 shares of Common Stock offered hereby. The U.S. Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 12,000,000 shares of Common Stock offered hereby. Such Selling Stockholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the initial public offering price less the underwriting discount as set forth on the cover page of this Prospectus, up to an aggregate of 450,000 additional shares of Common Stock solely to cover over-allotments, if any.



    The Selling Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, and the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock, in each case for a period of 180 days after the date of this Prospectus, without the prior written consent of the representatives of the Underwriters, except for shares of Common Stock offered in connection with the Offerings, certain permitted transfers by the Selling Stockholders to related parties who would agree to abide by the foregoing restrictions and certain permitted sales by the Selling Stockholders of shares of Common Stock acquired in the open market since June 1992.


    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. Felix G. Rohatyn, a director of the Company, is a general partner of Lazard Freres & Co.

                               VALIDITY OF SHARES

    The validity of the shares of Common Stock offered by the Selling Stockholders hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York. Fried, Frank, Harris, Shriver & Jacobson renders legal services to Forstmann Little on a regular basis.

                                    EXPERTS


    The consolidated balance sheets of the Company as of December 31, 1993 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994 and the financial statement schedules thereto incorporated by reference in this Prospectus and in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated herein by reference. Such financial statements and financial statement schedules of the Company for the periods referred to above are included herein in reliance upon such reports of Deloitte & Touche LLP given upon the authority of such firm as experts in accounting and auditing.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           6
Price Range of Common Stock and Dividend
 Policy........................................          10
Capitalization.................................          11
Selected Consolidated Financial Data...........          12
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          13
Business.......................................          21
Management.....................................          28
Selling Stockholders...........................          31
Description of Capital Stock...................          32
Underwriting...................................          34
Validity of Shares.............................          35
Experts........................................          35



                               15,000,000 SHARES


                               GENERAL INSTRUMENT
                                  CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                     [LOGO] GENERAL INSTRUMENT CORPORATION
                                 --------------

                              GOLDMAN, SACHS & CO.
                              LAZARD FRERES & CO.
                              MERRILL LYNCH & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                 [Alternate Page for International Prospectus]

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                   SUBJECT TO COMPLETION, DATED APRIL 3, 1995


                               15,000,000 SHARES

                     [LOGO] GENERAL INSTRUMENT CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                                 --------------


    Of the 15,000,000 shares of Common Stock offered, 3,000,000 shares are being offered hereby in an international offering outside the United States and 12,000,000 shares are being offered in a concurrent offering in the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".



    All of the  shares of  Common Stock  offered hereby  are being  sold by  the
Selling Stockholders. The largest stockholders of the Company, who are affiliates of Forstmann Little & Co., are selling 14,891,035 shares of Common Stock in the offerings. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby.



    The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape on March 31, 1995 was $34.75 per share. See "Price Range of Common Stock and Dividend Policy".


      SEE "RISK FACTORS" FOR CERTAIN MATTERS RELEVANT TO AN INVESTMENT IN THE
                                 COMMON STOCK.
                                 --------------


THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
  AND   EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS
    THE  SECURITIES  AND  EXCHANGE   COMMISSION  OR  ANY  STATE   SECURITIES
      COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------


                                                               INITIAL PUBLIC  UNDERWRITING   PROCEEDS TO SELLING
                                                               OFFERING PRICE  DISCOUNT (1)    STOCKHOLDERS (2)
                                                               --------------  -------------  -------------------
Per Share....................................................        $               $               $
Total (3)....................................................  $               $              $

- --------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2)  Expenses of  the offerings  estimated at  $1,002,460 will  be paid  by  the
     Company.
(3) Certain of the Selling Stockholders have granted the International Underwriters an option for 30 days to purchase up to an additional 450,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, such Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,800,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling
     Stockholders  will be $        , $         and $        , respectively. See
     "Underwriting".


                                 --------------


    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
April   , 1995.



GOLDMAN SACHS INTERNATIONAL


                             LAZARD CAPITAL MARKETS

                                             MERRILL LYNCH INTERNATIONAL LIMITED
                                   ---------


                 The date of this Prospectus is April   , 1995.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK


    The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or (iii) any estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended and regulations thereunder and judicial and administrative interpretations as of the date hereof, all of which are subject to change, and is for general information only. The discussion does not address all aspects of federal income and estate taxation (including, without limitation, special rules applicable to certain United States expatriates and certain former United States residents) nor any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including the fact that in the case of a Non-U.S. Holder that is a partnership, the United States tax consequences of holding and disposing of shares of Common Stock may be affected by certain determinations made at the partner level). Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.


    DIVIDENDS. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or lower rate as may be prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Dividends effectively connected with such a trade or business will generally not be subject to withholding tax (if the Non-U.S. Holder properly files an executed IRS Form 4224 with the payor of the dividend) and will generally be subject to United States federal income tax on a net income basis at regular graduated rates. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits at a 30% rate). The branch profits tax may not apply (or may apply at a reduced rate) if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted. Proposed Treasury regulations, if finally adopted, however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would be required to contain the beneficial owner's name and address and, subject to a de minimis exception, an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the beneficial owner's status as a resident thereof. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.

    SALE OF COMMON STOCK. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (in which case the branch profits tax described above may also apply to a corporate Non-U.S. Holder); (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home," for federal income tax purposes, in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10%), or (b) the gain from the disposition is attributed to an office or other fixed place of business maintained by such non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates or to certain former United States residents; or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company does not believe that it has been, is or is likely to become) at any time during the five year period ending on the date of disposition (or such shorter period that such shares were held) and, subject to certain exceptions, the Non-U.S. Holder held, directly or constructively, more than five percent of the Common Stock.


    ESTATE TAX. Shares of Common Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be includible in the individual's gross estate for the United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may be subject to United States federal estate tax.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. Under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain required information) and information reporting requirements apply to payments of dividends (actual and constructive) made to certain Non-corporate United States persons. The United States backup withholding tax and information reporting requirements (other than those described above under "Dividends") will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

    The payment of the proceeds from the disposition of shares of Common Stock through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalty of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," existing regulations require information reporting (but not backup withholding) on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. Proposed regulations state that backup withholding will not apply to such payments (absent actual knowledge that the payee is a U.S. person). For this purpose, a "U.S.-related person" is
(i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person, 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business.

    Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service. The backup withholding and information reporting rules are currently under review by the U.S. Treasury Department and their application to the shares of Common stock is subject to change.

    Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING


    Subject to the terms and conditions of the International Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the international Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, Lazard Capital Markets and Merrill Lynch International Limited are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:



                                                                                          NUMBER OF
                                                                                          SHARES OF
                             INTERNATIONAL UNDERWRITER                                   COMMON STOCK
- ------------------------------------------------------------------------------------  ------------------
Goldman Sachs International.........................................................
Lazard Capital Markets..............................................................
Merrill Lynch International Limited.................................................

                                                                                           ----------
        Total.......................................................................        3,000,000
                                                                                           ----------
                                                                                           ----------


    Under the terms and conditions of the International Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $ per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


    The Company and the Selling Stockholders have entered into an underwriting agreement (the "U.S.
Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 12,000,000 shares of Common Stock in a U.S. offering in the United States. The offering price and aggregate underwriting discount and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Lazard Freres & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.


    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the International Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it
(i) will not, directly or indirectly, offer, sell or deliver the shares offered hereby and other shares of Common Stock (a) in the United States (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") or to any U.S. Persons (which term shall mean, for purposes of this paragraph: (I) any individual who is a resident of the United States or (II) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States) or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. Persons. and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction. Each of the U.S. Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the U.S. offering, and subject to certain exceptions, it will offer, sell or deliver shares of Common Stock, directly or indirectly, only in the United States and to U.S. Persons.

    Pursuant  to  the Agreement  Between,  sales may  be  made between  the U.S.
Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concessions.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


    Certain of the Selling Stockholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the initial public offering price per share less the underwriting discount as set forth on the cover page of this Prospectus, up to an aggregate of 450,000 additional shares of Common Stock to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 shares of Common Stock offered hereby. The International Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 3,000,000 shares of Common Stock offered hereby. Such Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the initial public offering price less the underwriting discount as set forth on the cover page of this Prospectus, up to an aggregate of 1,800,000 additional shares of Common Stock, solely to cover over-allotments, if any.


    Each International Underwriter has also agreed that (i) it has not offered or sold, and it will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain, (ii) it has complied, and will comply, with all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.


    The Selling Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, and the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock or any security convertible into or exercisable or exchangeable for such Common Stock, in each case for a period of 180 days after the date of this Prospectus, without the prior written consent of the representatives of the Underwriters, except for shares of Common Stock offered in connection with the Offerings, certain permitted transfers by the Selling Stockholders to related parties who would agree to abide by the foregoing restrictions and certain permitted sales by the Selling Stockholders of shares of Common Stock acquired in the open market since June 1992.


    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. Felix G. Rohatyn, a director of the Company, is a general partner of Lazard Freres & Co.

                               VALIDITY OF SHARES

    The validity of the shares of Common Stock offered by the Selling Stockholders hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York. Fried, Frank, Harris, Shriver & Jacobson renders legal services to Forstmann Little on a regular basis.

                                    EXPERTS


    The consolidated balance sheets of the Company as of December 31, 1993 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994, and the financial statement schedules thereto incorporated by reference in this Prospectus and in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated herein by reference. Such financial statements and financial statement schedules of the Company for the periods referred to above are included herein in reliance upon such reports of Deloitte & Touche LLP given upon the authority of such firm as experts in accounting and auditing.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           6
Price Range of Common Stock and Dividend
 Policy........................................          10
Capitalization.................................          11
Selected Consolidated Financial Data...........          12
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          13
Business.......................................          21
Management.....................................          28
Selling Stockholders...........................          31
Description of Capital Stock...................          32
Certain United States Federal Tax
 Considerations for Non-U.S. Holders of Common
 Stock.........................................          34
Underwriting...................................          36
Validity of Shares.............................          37
Experts........................................          37



                               15,000,000 SHARES


                               GENERAL INSTRUMENT
                                  CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                 --------------

                     [LOGO] GENERAL INSTRUMENT CORPORATION
                                   ---------


                          GOLDMAN SACHS INTERNATIONAL
                             LAZARD CAPITAL MARKETS
                          MERRILL LYNCH INTERNATIONAL
                                    LIMITED


                      REPRESENTATIVES OF THE UNDERWRITERS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by the Company.


SEC registration fee (actual)..................................  $  205,960
NASD fees (actual).............................................      30,500
Blue sky fees and expenses.....................................      16,000
Accounting fees and expenses...................................     100,000
Legal fees and expenses........................................     250,000
Printing and engraving expenses................................     200,000
Miscellaneous..................................................     200,000
                                                                 ----------
    Total......................................................  $1,002,460
                                                                 ----------
                                                                 ----------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Certificate of Incorporation and By-Laws of the Company provide for indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding, by reason of the fact that such person is or was a director or officer of the Company, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding. The By-Laws also provide that the Company may advance litigation expenses to a director, officer, employee or agent upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it is ultimately determined that the director, officer, employee or agent is not entitled to be indemnified by the Company.

    The Certificate of Incorporation provides that directors of the Company shall not be liable to the Company or any of its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability in respect of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any willful or negligent declaration of an unlawful dividend, stock purchase or redemption, or
(iv) any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation also provides that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of the directors of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

    The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Certificate of Incorporation and By-Laws. These agreements, among other things, will indemnify the Company's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorney's fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company or an affiliate of the Company.

    Policies of insurance are maintained by the Company under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

    The form of Underwriting Agreement filed as Exhibit 1 hereto provides for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the Underwriters against certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    A.  Exhibits:


      1.1         --  Proposed form of U.S. Underwriting Agreement.
      1.2         --  Proposed form of International Underwriting Agreement.
      2.1         --  Agreement and Plan of Merger, dated as of July 1, 1990, among FLGI
                       Acquisition Corp. and General Instrument Corporation.*
      4.1         --  Specimen Form of Company's Common Stock Certificate.***
      4.2         --  Amended and Restated Certificate of Incorporation of the Company.**
      5.1         --  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the
                       validity of the securities being registered.
     23.1         --  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
                       Exhibit 5.1).
     23.2         --  Consent of Deloitte & Touche LLP
     24.1         --  Power of Attorney (included on pages II-3 and II-4).

- --------------
  * Incorporated by reference from Registration Statement No. 33-46854. ** Incorporated by reference from Registration Statement No. 33-63152.
*** Incorporated by reference from Registration Statement No. 33-50215.


ITEM 17.  UNDERTAKINGS.

    The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been satisfied by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 3, 1995.


                                          GENERAL INSTRUMENT CORPORATION


                                          By _______/s/_DANIEL F. AKERSON_______

                                                     Daniel F. Akerson
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard S. Friedland, Charles T. Dickson, Richard C. Smith and Thomas A. Dumit, and each of them, as his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including any and all pre-effective and post-effective amendments, and any and all documents in connection therewith, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies, approves and confirms all that his said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ---------------------------------------  ----------------

                      /s/DANIEL F. AKERSON              Chairman of the Board Chief Executive
     -------------------------------------------         Officer and Director (Principal          April 3, 1995
                  Daniel F. Akerson                      Executive Officer)

                    /s/RICHARD S. FRIEDLAND
     -------------------------------------------        President, Chief Operating Officer and    April 3, 1995
                 Richard S. Friedland                    Director

                      /s/CHARLES T. DICKSON
     -------------------------------------------        Vice President and Chief Financial        April 3, 1995
                  Charles T. Dickson                     Officer (Principal Financial Officer)

                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ---------------------------------------  ----------------

                       /s/PAUL J. BERZENSKI
     -------------------------------------------        Vice President and Controller             April 3, 1995
                  Paul J. Berzenski                      (Principal Accounting Officer)

                       /s/JOHN SEELY BROWN
     -------------------------------------------        Director                                  April 3, 1995
                   John Seely Brown

                       /s/FRANK M. DRENDEL
     -------------------------------------------        Director                                  April 3, 1995
                   Frank M. Drendel

                         /s/LYNN FORESTER
     -------------------------------------------        Director                                  April 3, 1995
                    Lynn Forester

                   /s/NICHOLAS C. FORSTMANN
     -------------------------------------------        Director                                  April 3, 1995
                Nicholas C. Forstmann

                   /s/THEODORE J. FORSTMANN
     -------------------------------------------        Director                                  April 3, 1995
                Theodore J. Forstmann

                      /s/STEVEN B. KLINSKY
     -------------------------------------------        Director                                  April 3, 1995
                  Steven B. Klinsky

                     /s/MORTON H. MEYERSON
     -------------------------------------------        Director                                  April 3, 1995
                  Morton H. Meyerson

                      /s/J. TRACY O'ROURKE
     -------------------------------------------        Director                                  April 3, 1995
                  J. Tracy O'Rourke

                       /s/FELIX G. ROHATYN
     -------------------------------------------        Director                                  April 3, 1995
                   Felix G. Rohatyn

                         /s/PAUL G. STERN
     -------------------------------------------        Director                                  April 3, 1995
                    Paul G. Stern

                      /s/ROBERT S. STRAUSS
     -------------------------------------------        Director                                  April 3, 1995
                  Robert S. Strauss

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER                                                    DESCRIPTION OF EXHIBIT                                        PAGE
- -----------             ----------------------------------------------------------------------------------------------  ---------
      1.1           --  Proposed form of U.S. Underwriting Agreement..................................................
      1.2           --  Proposed form of International Underwriting Agreement.........................................
      2.1           --  Agreement and Plan of Merger, dated as of July 1, 1990, among FLGI Acquisition Corp. and
                         General Instrument Corporation*..............................................................
      4.1           --  Specimen Form of Company's Common Stock Certificate***........................................
      4.2           --  Amended and Restated Certificate of Incorporation of the Company**............................
      5.1           --  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the validity of the securities being registered...................................................................................
     23.1           --  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).................
     23.2           --  Consent of Deloitte & Touche LLP..............................................................
     24.1           --  Power of Attorney (included on pages II-3 and II-4)...........................................

- --------------
  * Incorporated by reference from Registration Statement No. 33-46854. ** Incorporated by reference from Registration Statement No. 33-63152.
*** Incorporated by reference from Registration Statement No. 33-50215.
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